UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-13550 and 333-84510, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms

The term “Report” refers to this Quarterly Report on Form 6-K for the nine-month period ended September 30, 2003.

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our” and “Group” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from dispositions of assets; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business” contained in our most recent Annual Report on Form 20-F/A for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

Exchange Rates

Unless otherwise indicated, all amounts in this document are expressed in euros. As used in this document, “€,” “euro” or “EUR” means the single unified currency that was introduced in the Federal Republic of Germany (referred to as the “Federal Republic”) and ten other participating member states of the European Union on January 1, 1999.  “U.S. dollar,” “$” or “USD” means the lawful currency of the United States of America. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. Unless otherwise stated, conversions of euro into U.S. dollars have been made at the rate of EUR 1.165 to USD 1.00, which was the noon buying rate on September 30, 2003.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the consolidated financial statements contained in our Annual Report on Form 20-F/A under “Consolidation principles — Foreign currency translation.”

DEUTSCHE TELEKOM AT A GLANCE

	For the nine months ended September 30,				For the year ended December 31,
	2003	2002 (1)	Change	% Change	2002 (1)
	millions of € (except where indicated)

Total net revenues (total revenues excluding inter-segment revenues)	41,288	39,177	2,111	5.4	53,689
Domestic	25,689	26,000	(311)	(1.2)	35,288
International	15,599	13,177	2,422	18.4	18,401
Results from ordinary business activities	1,783	(26,668)	28,451	n.m.	(27,150)
Financial income (expense), net	(2,734)	(4,560)	1,826	40.0	(6,022)
Depreciation and amortization	(9,646)	(33,353)	23,707	n.m.	(36,880)
Property, plant and equipment	(6,129)	(7,111)	982	13.8	(9,525)
Intangible assets	(3,517)	(26,242)	22,725	86.6	(27,355)
Other taxes	(134)	(137)	3	2.2	(364)
Net income (loss)	1,617	(24,510)	26,127	n.m.	(24,587)
Earnings (loss) per share /ADS (EUR) (2)	0.39	(5.84)	6.23	n.m.	(5.86)

Net cash provided by operating activities	11,044	10,139	905	8.9	12,463

Equity ratio (%) (3)	29.0	27.9			28.1
Debt (in accordance with consolidated balance sheet at the balance sheet date)	59,580	66,544	(6,964)	(10.5)	63,044

Number of employees at balance sheet date
Deutsche Telekom Group	249,974	255,868	(5,894)	(2.3)	255,969
Salaried employees (excl. civil servants)	200,199	203,977	(3,778)	(1.9)	205,193
Civil servants	49,775	51,891	(2,116)	(4.1)	50,776

Telephone lines (incl. ISDN channels) (4)	58.0	58.0	0	n.m.	58.1
Mobile communications subscribers (majority shareholdings) (5)	62.7	55.5	7.2	13.0	58.6

_______________

n.m. – not meaningful

(1)

Prior year figures adjusted for other taxes. Until the end of 2002, we classified our consolidated statement of operations using the total-cost method. In this report, we are publishing our consolidated statement of income in accordance with the cost-of-sales method. Besides the allocation of operational expenses to individual areas of operations, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparatives have been restated accordingly to conform to the cost-of-sales method.

(2)

Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares. The share to American Depository Share (ADS) ratio is 1:1.

(3)

The ratio equals total shareholders’ equity divided by total assets at the balance sheet date.

(4)

Number of telephone channels (including those provided by T-Com as well as T-Systems and those used within the Group) as of the balance sheet date, including Maktel, a MATAV subsidiary. The figures for 2002 have been adjusted accordingly. All amounts are in millions.

(5)

The number of subscribers of the consolidated subsidiaries included within our T-Mobile division (including subscribers of our 50/50 joint venture with Virgin Mobile in the UK) plus HT Mobilne Telekomunikacije and Westel, as of the balance sheet date.  All amounts are in millions.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002 AND
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
AND THE YEAR ENDED DECEMBER 31, 2002
(Unaudited)

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
		2003	2002	2003	2002	2002
		(millions of €, except per share data)
	Note
Net revenue		14,077	13,423	41,288	39,177	53,689
Cost of sales		(7,828)	(19,683)	(23,138)	(35,733)	(44,477)
Gross profit (loss)		6,249	(6,260)	18,150	3,444	9,212
Selling costs		(3,266)	(3,380)	(9,821)	(9,743)	(13,264)
General and administrative costs		(1,264)	(1,589)	(3,889)	(4,262)	(6,062)
Other operating income	(3)	1,045	574	3,674	2,354	3,901
	(4)
Other operating expense		(1,284)	(11,036)	(3,597)	(13,901)	(14,915)
Operating results		1,480	(21,691)	4,517	(22,108)	(21,128)
Financial income (expense), net	(5)	(789)	(1,630)	(2,734)	(4,560)	(6,022)
Of which: net interest expense		(888)	(948)	(2,818)	(3,031)	(4,048)
Results from ordinary business activities (1)		691	(23,321)	1,783	(26,668)	(27,150)
Income taxes	(6)	(57)	2,757	137	2,369	2,847
Income (loss) after taxes		634	(20,564)	1,920	(24,299)	(24,303)
Income applicable to minority shareholders		(126)	(55)	(303)	(211)	(284)
Net income (loss)		508	(20,619)	1,617	(24,510)	(24,587)
Earnings (loss) per share(2) /ADS(3)		0.12	(4.92)	0.39	(5.84)	(5.86)

_______________

(1)

Including other taxes in accordance with the classification of the statement of income by the cost-of-sales-method.

(2)

Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares (approximately 4,195 million for each period presented).

(3)

The share to ADS ratio is 1:1.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

		As of September 30, 2003	As of December 31, 2002
		(millions of €)
	Note
ASSETS
Noncurrent assets	(9)
Intangible assets		47,430	53,402
Property, plant and equipment		47,831	53,955
Financial assets		3,492	4,169
		98,753	111,526
Current assets
Inventories, materials and supplies		1,308	1,556
Receivables		6,168	6,258
Other assets		3,135	3,392
Marketable securities		141	413
Liquid assets		10,688	1,905
		21,440	13,524
Prepaid expenses and deferred charges		1,012	771
TOTAL ASSETS		121,205	125,821

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(10)
Capital stock		10,746	10,746
Additional paid-in capital		50,087	50,077
Retained earnings		248	248
Unappropriated net income (loss) carried forward from previous year		(24,564)	23
Net income (loss)		1,617	(24,587)
Cumulative translation adjustment account		(7,158)	(5,079)
Minority interest		4,155	3,988
		35,131	35,416
Accruals
Pensions and similar obligations		4,298	3,942
Other accruals		10,952	12,155
		15,250	16,097
Liabilities	(11)
Debt		59,580	63,044
Other		10,552	10,541
		70,132	73,585
Deferred income		692	723
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		121,205	125,821

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

	Capital stock nominal value	Additional paid-in capital	Consolidated shareholders’ equity generated	Cumulative translation adjustment account	Shareholders’ equity before minority interest and treasury shares	Treasury shares (1)	Minority interest	Consolidated shareholders’ equity
	(millions of €)
Balance at December 31, 2001	10,746	49,994	1,826	(1,572)	60,994	(7)	5,307	66,294
Changes in the composition of the Group							(2,116)	(2,116)
Dividends for 2001			(1,539)		(1,539)		(39)	(1,578)
Proceeds from exercise of stock options		79			79			79
Income (loss) after taxes			(24,510)		(24,510)		211	(24,299)
Foreign currency translation			(16)	(2,161)	(2,177)		23	(2,154)

Balance at September 30, 2002	10,746	50,073	(24,239)	(3,733)	32,847	(7)	3,386	36,226

Balance at December 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	3,988	35,409
Changes in the composition of the Group							(11)	(11)
Dividends for 2002							(79)	(79)
Proceeds from exercise of stock options		10			10			10
Income after taxes			1,617		1,617		303	1,920
Foreign currency translation				(2,079)	(2,079)		(46)	(2,125)

Balance at September 30 2003	10,746	50,087	(22,699)	(7,158)	30,976	(7)	4,155	35,124

_______________

(1)   Treasury shares are included within marketable securities in the condensed consolidated balance sheets.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the nine months ended September 30,		For the year ended December 31,
	2003	2002	2002
	(millions of €)
Cash flows from operating activities
Net income (loss)	1,617	(24,510)	(24,587)
Income applicable to minority shareholders	303	211	284
Income (loss) after taxes	1,920	(24,299)	(24,303)
Depreciation and amortization	9,646	33,353	36,880
Income tax expense	(137)	(2,369)	(2,847)
Net interest expense	2,818	3,031	4,048
Results from the disposal of noncurrent assets	(727)	243	(428)
Results from associated companies	(79)	431	430
Other noncash transactions	(553)	1,308	1,144
Change in working capital (assets)(1)	(278)	543	184
Decrease in accruals	742	1,314	1,410
Change in working capital (liabilities)(2)	71	(1,244)	101
Income taxes received (paid)	284	687	(15)
Dividends received	59	56	63
Cash generated from operations	13,766	13,054	16,667
Net interest paid	(2,722)	(2,915)	(4,204)
Net cash provided by operating activities	11,044	10,139	12,463

Cash flows from investing activities
Cash outflows from investments in
intangible assets	(485)	(586)	(841)
property, plant and equipment	(3,166)	(4,889)	(6,784)
financial assets	(213)	(276)	(568)
consolidated companies	(35)	(6,400)	(6,405)
Cash inflows from disposition of
intangible assets	22	4	14
property, plant and equipment	686	242	1,304
financial assets	1,124	869	1,130
shareholdings in consolidated companies and business units	1,502	1	697
Net change in short-term investments and marketable securities	(2,891)	179	226
Other	0	594	1,187
Net cash used for investing activities	(3,456)	(10,262)	(10,040)

Cash flows from financing activities
Net changes in short-term debt	(6,522)	(5,959)	(10,012)
Issuance of medium and long-term debt	6,869	9,869	11,677
Repayments of medium and long-term debt	(2,209)	(3,227)	(3,472)
Dividends paid	(79)	(1,578)	(1,582)
Proceeds from exercise of stock options	10	0	1
Changes in minority interests	(11)	(46)	(47)
Net cash used for financing activities	(1,942)	(941)	(3,435)

Effect of foreign exchange rate changes on cash and cash equivalents	(20)	(9)	(14)
Net increase (decrease) in cash and cash equivalents	5,626	(1,073)	(1,026)
Cash and cash equivalents, at beginning of the period	1,712	2,738	2,738
Cash and cash equivalents, at end of the period	7,338	1,665	1,712

_______________

(1)

Changes in receivables, other assets, inventories, materials and supplies and deferred expenses

(2)

Changes in other liabilities (which do not relate to financing activities) and deferred income

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

Note (1) Summary of presentation principles

The condensed consolidated financial statements (unaudited) of Deutsche Telekom as of September 30, 2003 and December 31, 2002 and for the three months and the nine months ended September 30, 2003 and 2002 and the year ended December 31, 2002, have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB) and the German Stock Corporation Law (Aktiengesetz — AktG).

Until the end of 2002, we classified our condensed consolidated statements of income using the total-cost method. Beginning with the first quarter of 2003, we published our condensed consolidated statements of income using the cost-of-sales method, which is more common for international financial statements. Besides allocating operational expenses to functional areas, this also involves including other taxes in the operating results, or results from ordinary business activities. The prior-year comparative financial information has been revised to conform to the current year presentation.

These condensed consolidated financial statements are unaudited.  In management’s opinion, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year.  These financial results should be read in conjunction with the Company’s report on Form 20-F/A for the year ended December 31, 2002.

Note (2) Changes within the consolidated Group

We acquired shareholdings in various companies last year which were not included in the consolidated financial statements as of September 30, 2002. The most significant of these were T-Mobile Netherlands Holding B.V. (at T-Mobile), Detecon International GmbH (at T-Systems), and Interactive Media CCSP AG (at T-Online). In addition, shareholdings were sold in the first nine months of 2003, which were included in the consolidated financial statements as of September 30, 2002. These were, at T-Com, the remaining cable businesses and, at T-Systems, predominantly T-Systems SIRIS S.A.S. and TeleCash Kommunikations-Service GmbH. The following table shows the effects of these acquisitions and disposals on the individual line items of the condensed consolidated statement of operations for the first nine months of 2003. The other operating expenses figure shown below includes goodwill amortization and write-downs relating to these companies totaling EUR 64 million.

	T-Mobile	T-Online	T-Systems	T-Com	Total
	(millions of €)

Net revenue	597	1	(115)	(339)	144
Cost of sales	(413)	2	186	237	12
Gross profit (loss)	184	3	71	(102)	156
Selling costs	(248)	(2)	19	69	(162)
General and administrative costs	(36)	(6)	2	(19)	(59)
Other operating income	1	3	118	412	534
Other operating expenses	(70)	(5)	73	(41)	(43)
Operating results	(169)	(7)	283	319	426
Financial income (expense), net	(24)	(3)	2	(5)	(30)
Results from ordinary business activities	(193)	(10)	285	314	396
Income taxes	0	0	0	(177)	(177)
Income (loss) after taxes	(193)	(10)	285	137	219
(Income) loss applicable to minority shareholders	0	(1)	0	0	(1)
Net income (loss)	(193)	(11)	285	137	218

Note (3) Other operating income

The components of other operating income for the nine months ended September 30, 2003 and 2002 are as follows:

	For the nine months ended September 30,
	2003	2002
	(millions of €)

Reversal of accruals	536	514
Income from the disposals of noncurrent assets (Including sales of investments)	1,240	275
Income from the reversal of valuation adjustments (including asset-backed securities)	510	401
Cost reimbursements	385	157
Foreign currency transaction gains	248	131
Insurance compensation	51	41
Refund of value-added-tax (§15a UstG)	41	51
Other income	663	784
Total	3,674	2,354

Note (4) Other operating expenses

The components of other operating expenses for the nine months ended September 30, 2003 and 2002 are as follows:

	For the nine months ended September 30,
	2003	2002
	(millions of €)

Amortization of goodwill	1,907	12,436
Foreign currency transaction losses	274	202
Losses on disposition of non-current assets	160	518
Other operating expenses	1,256	745
Total	(3,597)	(13,901)

Note (5) Financial income (expense), net

The components of financial expense, net for the three- and nine-months ended September 30, 2003 and 2002 are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	(millions of €)

Net interest expense	(888)	(948)	(2,818)	(3,031)
Income (loss) related to associated and related companies	103	(277)	104	(390)
Write-downs on financial assets and marketable securities	(4)	(405)	(20)	(1,139)
Financial income (expense), net	(789)	(1,630)	(2,734)	(4,560)

Note (6) Income Taxes

Our domestic combined income tax rate for the first nine months of 2003 was 40.5%, consisting of a corporate income tax of 25%, increased over one year by 1.5% to 26.5% to fund the reparations resulting from the 2002 floods in Eastern Germany, a trade earnings tax (at an average rate) and a solidarity surcharge levied at 5.5% on corporate income tax.

We have recognized a tax benefit in the first nine months of 2003 as a result of the effect of the change of the legal form of T-Mobile from a stock corporation to a partnership, due to permanent differences between taxable income and pretax financial income and due to differences between domestic and foreign tax rates and regulations. These benefits were partially offset by the effects of tax losses for which deferred tax assets were not recorded, and goodwill amortization and capital losses that were not tax-deductible.

Note (7) Personnel

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	(millions of €)

Personnel costs	(3,421)	(3,401)	(10.323)	(9,899)

Personnel costs increased by EUR 424 million, or 4.3 percent, in the first nine months of this year compared with the same period in 2002. This increase is mainly attributable to wage and salary increases and the effect of a reduction in the discount rate applied to pension accruals (additional minimum liability), which amounted to EUR 230 million.

The decrease in the number of employees, both on average and as of the balance sheet dates, is the result of staff reductions at T-Com and T-Systems in part resulting from the sale and deconsolidation of the remaining cable businesses, T-Systems Siris S.A.S. and TeleCash Kommunikations Service GmbH, and an increase in the number of employees at T-Mobile in the United States and as a result of the full consolidation of T-Mobile Netherlands.

Average number of employees

	For the nine months ended September 30,				For the year ended December 31,
	2003	2002	Change	% Change	2002

Civil servants	50,067	53,309	(3,242)	(6.1)	52,961
Salaried employees (excl. civil servants)	201,951	202,613	(662)	(0.3)	202,935
Deutsche Telekom Group	252,018	255,922	(3,904)	(1.5)	255,896
Trainees/student interns	9,809	9,228	581	6.3	9,869

Number of employees as of the balance sheet date

	As of September 30,				As of December 31,
	2003	2002	Change	% Change	2002

Civil servants	49,775	51,891	(2,116)	(2.0)	50,776
Salaried employees (excl. civil servants)	200,199	203,977	(3,778)	(2.4)	205,193
Deutsche Telekom Group	249,974	255,868	(5,894)	(2.3)	255,969
Trainees/student interns	11,992	11,710	282	2.4	11,709

Note (8) Depreciation and amortization

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(millions of €)

Amortization of intangible assets	(1,169)	(23,118)	(3,517)	(26,242)
of which: UMTS licenses	(149)	(2,353)	(448)	(2,718)
of which: U.S. mobile communications licenses	(127)	(9,813)	(392)	(10,409)
of which: goodwill	(637)	(10,720)	(1,907)	(12,436)
Depreciation of property, plant and equipment	(1,996)	(2,361)	(6,129)	(7,111)
Depreciation and amortization	(3,165)	(25,479)	(9,646)	(33,353)

The EUR 22.7 billion decrease in the amortization of intangible assets in the first nine months of 2003 when compared with the first nine months of 2002, is mainly the result of non-scheduled amortization of goodwill and mobile communications licenses in 2002 as a result of the strategic review carried out in the third quarter of 2002. The 13.8 percent decrease in depreciation of property, plant and equipment of around EUR 1.0 billion is mainly due to the non-scheduled depreciation of submarine cables amounting to EUR 0.2 billion in the previous year, and the  deconsolidation of the remaining cable businesses in the current year.

Note (9) Noncurrent assets

The components of noncurrent assets as of September 30, 2003 and December 31, 2002 are as follows:

	As of
	September 30, 2003	December 31, 2002
	(millions of €)

Intangible assets	47,430	53,402
of which goodwill	25,875	29,436
of which UMTS licenses	10,441	11,117
of which U.S. mobile communications licenses	8,956	10,364
Property, plant and equipment	47,831	53,955
Financial assets	3,492	4,169
Total noncurrent assets	98,753	111,526

The decline in intangible assets from EUR 53.4 billion to EUR 47.4 billion (11.2 percent) is due primarily to the effect of exchange rate losses on the translation of foreign Group companies (mainly relating to the decrease in value of the U.S. dollar compared with the euro) and to continued amortization.

The EUR 6.1 billion decrease in the carrying amount of property, plant and equipment is due primarily to the sale and deconsolidation of the remaining cable businesses and scheduled depreciation, combined with a decrease in the amount of capital expenditures during 2003.

Investments

The capital expenditures for the nine months ended September 30, 2003 and 2002 are as follows:

	For the nine months ended September 30,
	2003	2002
	(millions of €)

Intangible assets	425	5,038
Property, plant and equipment	3,134	4,777
Financial assets	444	765
Total investments	4,003	10,580

The decrease in investments is due in part to the reductions in capital expenditures during 2003 as part of the Triple-E program, our program to enhance efficiency and achieve cost savings. Furthermore, investments in intangible assets were higher during 2002 in part due to the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) for EUR 2.7 billion and T-Mobile Netherlands for EUR 1.7 billion.

Note (10) Shareholders’ equity

The components of shareholders’ equity as of September 30, 2003 and December 31, 2002 are as follows:

	As of
	September 30, 2003	December 31, 2002
	(millions of €)

Capital stock	10,746	10,746
Additional paid-in capital	50,087	50,077
Retained earnings	248	248
Unappropriated net income (loss) carried forward	(24,564)	23
Net income (loss)	1,617	(24,587)
Cumulative translation adjustment account	(7,158)	(5,079)
	30,976	31,428
Minority interest	4,155	3,988
Total shareholders’ equity	35,131	35,416

The slight decrease in shareholders’ equity compared with December 31, 2002, despite the positive Group result, is primarily due to foreign exchange rate effects from the translation of foreign Group companies to euros.

2,670,828 treasury shares were held at September 30, 2003 and December 31, 2002, and are included within marketable securities in the condensed consolidated balance sheets.

Note (11) Liabilities

The components of liabilities as of September 30, 2003 and December 31, 2002 are as follows:

	As of
	September 30, 2003	December 31, 2002
	(millions of €)
Debt
Bonds and debentures	55,223	56,752
Liabilities to banks	4,357	6,292
	59,580	63,044
Other liabilities	10,552	10,541
Total liabilities	70,132	73,585

In February 2003, we generated proceeds of approximately EUR 2.3 billion from the issuance of mandatory convertible bonds. The bonds are convertible into shares of Deutsche Telekom no later than June 1, 2006 at a conversion rate that, depending on share price performance, may vary from 3,417.1769 shares to 4,237.2881 shares for each bond (EUR 50,000 notional amount). The conversion of the bonds will result in an increase in shareholders’ equity and, upon conversion, dilution to currently outstanding shares. The bonds bear interest at 6.5% per annum.

On June 30, 2003, T-Mobile USA repurchased bonds via a successful tender offer with a face amount of USD 1.1 billion.

On July 15, 2003, our Dutch finance subsidiary, Deutsche Telekom International Finance N.V., issued a series of bonds in the principal amount of USD 2 billion, which were guaranteed by us. The bonds were issued in two tranches: a USD 1.25 billion ten-year tranche and a USD 750 million five-year tranche. The ten-year tranche, which matures on July 22, 2013, has an interest rate of 5.25 percent and the five-year tranche, which matures on July 22, 2008, has an interest rate of 3.875 percent. Proceeds of these bonds were used to refinance debt which was approaching maturity and to strengthen our liquidity position.

On August 19, 2003, we repurchased T-Mobile USA bonds in an amount of USD 36 million.

During the first nine months of 2003, we issued fixed medium term notes aggregating EUR 2.5 billion as part of our multi-currency debt issuance program, as follows:

Currency	Notional amount in millions of €	Average interest rate	Date of issuance	Maturity
USD	26	4.75%	January 2003	2005
JPY	36	1.80%	February 2003	2006
EUR	1,000	5.70%	February 2003	2008
EUR	63	5.70%	January 2003	2008
GBP	361	6.25%	April 2003	2010
EUR	500	6.63%	April 2003	2018
EUR	500	7.50%	January 2003	2033

Proceeds of these bonds and medium term note issuances were used to refinance debt that was approaching maturity and to strengthen our liquidity position.

EUR 2.4 billion of these medium term notes contain step-up provisions that would result in a 50 basis points increase in interest rates in the event of a lowering of our senior unsecured debt rating below Baa1 by Moody’s and BBB+ by Standard & Poor’s. In January 2003, Moody’s downgraded our senior unsecured debt rating to Baa3. We will be subject to these interest rate step-ups if Standard & Poor’s reduces our debt rating below BBB+.

Note (12) Guarantees and commitments, and other financial obligations

The amount of our guarantees and commitments, and other financial obligations increased by EUR 1.7 billion at September 30, 2003, as compared with the amount at December 31, 2002. This increase is mainly attributable to new purchase commitments and new lease agreements consummated during 2003.

Note (13) Segment information in accordance with SFAS 131

The structure of our segments was adapted to the adjusted reporting structure at T-Com and T-Online in the first quarter of 2003. DeTeMedien, previously included under T-Online, has been reported under T-Com since January 1, 2003. In the same way, subsequent measurement resulting from the admission of new shareholders at T-Online, and which affects the income (loss) related to associated and related companies and depreciation and amortization, is no longer reported under the T-Online segment, but rather in the reconciliation to consolidated amounts set forth in the table below. Furthermore, the direct allocation of the agency business from the T-Systems segment to the T-Com and T-Mobile segments has led to a redistribution of intersegment revenue and net revenue which does not affect total income. To facilitate comparison, prior-year figures have been adjusted in accordance with the aforementioned changes.

The first-time application of the cost-of-sales method from January 1, 2003 led to a change in the composition of income before taxes, which now includes other taxes. As no extraordinary items arose in any of the periods, the income before income taxes presented in the tables below corresponds to results from ordinary business activities. All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (“SFAS 131”) and German Accounting Standard 3, “Segment Reporting” (“DRS 3”).

The following tables give an overall summary of our segments for the third quarter and first nine months of both 2002 and 2003. In addition to the amounts disclosed for the segments, there also is a reconciliation line, which mainly contains consolidation entries.

For the three months ended September 30, 2003	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	6,152	952	7,104	(1,265)	(60)	(7)	1,211
T-Systems (1)	1,798	819	2,617	(373)	(6)	1	10
T-Mobile (1)	5,632	288	5,920	(1,298)	(216)	27	239
T-Online (1)	413	40	453	(104)	26	97	103
Group Head-quarters & Shared Services	82	974	1,056	(195)	(659)	(5)	(878)
Reconciliation (1)	0	(3,073)	(3,073)	70	(28)	(14)	6
Group	14,077	-	14,077	(3,165)	(888)	99	691

For the three months ended September 30, 2002	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	6,602	888	7,490	(1,385)	(112)	(8)	1,078
T-Systems (1)	1,676	912	2,588	(1,006)	(37)	(10)	(1,111)
T-Mobile (1)	4,711	394	5,105	(22,753)	(230)	(278)	(21,985)
T-Online (1)	338	45	383	(106)	33	(236)	(274)
Group Head-quarters & Shared Services	96	1,154	1,250	(307)	(574)	(286)	(1,201)
Reconciliation (1)	0	(3,393)	(3,393)	78	27	136	172
Group	13,423	-	13,423	(25,479)	(948)	(682)	(23,321)

For the nine months ended September 30, 2003	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	18,716	3,031	21,747	(3,865)	(291)	(26)	3,488
T-Systems (1)	5,267	2,477	7,744	(1,120)	(32)	3	(79)
T-Mobile (1)	15,871	916	16,787	(3,857)	(817)	36	637
T-Online (1)	1,209	138	1,347	(311)	86	91	126
Group Head-quarters & Shared Services	225	2,995	3,220	(694)	(1,814)	2	(2,330)
Reconciliation (1)	0	(9,557)	(9,557)	201	50	(22)	(59)
Group	41,288	-	41,288	(9,646)	(2,818)	84	1,783

For the nine months ended September 30, 2002	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes (2)
	(millions of €)
T-Com (1)	19,707	2,825	22,532	(4,081)	(463)	(300)	2,750
T-Systems (1)	5,076	2,591	7,667	(2,016)	(58)	(24)	(1,651)
T-Mobile (1)	13,150	1,095	14,245	(26,212)	(686)	(422)	(23,528)
T-Online (1)	987	134	1,121	(314)	96	(253)	(423)
Group Head-quarters & Shared Services	257	2,916	3,173	(947)	(1,897)	(667)	(3,932)
Reconciliation (1)	0	(9,561)	(9,561)	217	(23)	137	116
Group	39,177	-	39,177	(33,353)	(3,031)	(1,529)	(26,668)

_______________

(1)

Adjusted to reflect the 2002 and 2003 reporting structures.

(2)

Income before income taxes

Note (14) Subsequent events

Toll collection system

In September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the “partners” and collectively, the “consortium”) entered into an agreement with the Federal Republic of Germany (Federal Ministry of Transport) relating to the collection of toll charges for the use of German highways by heavy vehicles, and the creation and operation of a toll system for the collection of highway toll charges for heavy vehicles (the “operating agreement”).  The toll collection system is to be created and operated by the joint venture Toll Collect GmbH (“Toll Collect”). We and DaimlerChrysler Services each hold a 45 percent stake in Toll Collect, with the remaining 10 percent being held by Cofiroute. Toll Collect’s total assets, financial liabilities, total liabilities, and shareholders’ equity at September 30, 2003 were EUR 0.7 billion, EUR 0.4 billion, EUR 0.5 billion, and EUR 105 million, respectively. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting, and certain financial guarantees.

We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the carrying amount of our investment because of other risks associated with the financial guarantees issued for Toll Collect.

Pursuant to the provisions of the operating agreement, we, together with our partners, Daimler Chrysler Services and Cofiroute, on a joint and several basis, guaranteed that Toll Collect will duly perform its duties in line with the operating agreement for the period of one year after the agreed start of operations.

In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect of 20 percent (based on German GAAP) until August 31, 2004, and 15 percent thereafter (“Equity Maintenance Undertaking”) until the operating agreement expires. These funding requirements would be triggered by, among other events, losses incurred by Toll Collect due to penalties for delays in the start of the operation of the toll collection system.

The start of operations initially was scheduled for August 31, 2003, but is delayed. In the event that the toll collection system is not operational by December 1, 2003, the consortium, or Toll Collect (provided it joins as a party to the operating agreement) will become liable for contractual penalties of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter. Beside these penalties, further penalties or liability for fault are excluded in the operating agreement.

Further funding requirements could arise during the operational phase, after having obtained the preliminary operating permit, as a result of penalties, payment of compensation for damages, or revenue reductions Toll Collect may be exposed to in the event that certain contractual obligations are violated or the toll collection system does not operate effectively as set forth in the operating agreement. The penalties are limited during the first nine months following the issuance of the preliminary operating permit to an aggregate of EUR 56.25 million, then to EUR 150 million per annum until the issuance of the final operating permit, and thereafter to a EUR 100 million per annum, with these amounts increasing by 3 percent per year of operation.

In case of a culpable violation of contractual duties within the operational phase, the Federal Republic of Germany will not be prevented from claiming – without any limitation – further damages from Toll Collect. If such penalties, revenue reductions, and other events eventually result in an equity ratio of Toll Collect below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to the extent needed to reach these equity levels.

Specific circumstances may entitle the parties to terminate the agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination. Termination of the agreement may have significant consequences for us as financial guarantor of certain obligations of Toll Collect.

Until funds become available through the operating performance of the toll collection system, Toll Collect has and expects to continue to fund its operating needs through bridge loans from banks. The loans are guaranteed by us on a several and independent basis to the extent of our 45 percent interest in Toll Collect. For these guarantees, we receive market equivalent remuneration from Toll Collect. Our guaranteed portion of such indebtedness amounts to approximately EUR 312 million as of October 31, 2003.  Such indebtedness matures on December 30, 2003, at which time Toll Collect must refinance such indebtedness or obtain an extension of its repayment.  Toll Collect is currently negotiating with the lending banks to conclude a project financing arrangement that is expected to refinance existing indebtedness and to provide necessary working capital for the foreseeable future.  No assurance can be given that such negotiations will be successfully concluded prior to the maturity date of the indebtedness, if at all.  In such event, we, and our partners in the consortium, may be required to satisfy our obligations under the financial guarantees.

Sale of remaining minority equity investments in Globe Telecom

On October 30, 2003, we concluded the sale of our 24.8 percent stake in the Philippine telecommunications operator Globe Telecom to Ayala Corporation, Singapore Telecom International Pte Ltd. and Globe Telecom. The proceeds received from the sale were USD 472 million (EUR 402 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2003. Those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity to U.S. GAAP, see “Reconciling Differences between German GAAP and U.S. GAAP” and notes (40) through (43) to the consolidated financial statements contained in our Annual Report on Form 20-F/A.

INTRODUCTION

We have organized our businesses into four main divisions:

•   T-Com (for network access and services);

•   T-Mobile (for mobile communications);

•   T-Systems (for data communications and systems solutions for large business customers); and

•   T-Online (for consumer Internet services).

In addition to the reorganization of our businesses into four main operating divisions, we have created a virtual strategic management holding company that includes those operations formerly under “Other Activities” and is now known as “Group Headquarters & Shared Services.”

In 2003, we continue to focus on reducing our indebtedness and strengthening our cash flows, while investing in areas of our business that we believe offer the best potential for sustainable and rewarding growth. We have increased consolidated net revenues and have introduced measures to improve our operating efficiencies and control our costs and capital expenditures. Our cash flows have improved in part as a result of these measures. Additionally, proceeds from the sale of non-core assets together with cash flows from operations have increased our ability to reduce our debt balance.

Until the end of 2002, we classified our consolidated statement of operations using the total-cost method. In this Report, we are publishing our consolidated statement of operations in accordance with the cost-of-sales method. Besides allocating operational expenses to functional areas, this method also includes other taxes in the operating results or results from ordinary business activities. The 2002 comparative figures have been restated accordingly to conform to the change to cost-of-sales presentation.

Sales of Assets

Another factor relevant to our goal of improving our debt position, improving operational efficiencies, controlling costs and better allocating and controlling capital expenditures, is the monetization and sales of non-core assets. We expect that, in addition to the sale of the remainder of our German cable operations completed in March 2003, the sale of certain real estate holdings will contribute to our cash flows in 2003 and beyond. However, these sales may not actually occur in significant volumes and they may not yield the proceeds we anticipate.

Furthermore, during the period ended September 30, 2003, gains totaling approximately EUR 140 million were recognized on the sale of shares in Eutelsat S.A., Paris (EUR 65 million), the UMC (Ukrainian Mobile Communications) joint venture, Kiev (EUR 54 million), and Celcom Sdn. Bhd., Kuala Lumpur (EUR 20 million).

On October 30, 2003, we concluded the sale of our 24.8 percent stake in the Philippine telecommunications operator Globe Telecom to Ayala Corporation, Singapore Telecom International Pte Ltd. and Globe Telecom. The proceeds received from the sale were USD 472 million (EUR 402 million).

Offer to purchase PTC shares

On August 25, 2003, we made an offer to Elektrim S.A., Vivendi Universal S.A. and Ymer Finance, to acquire their respective shares in the Polish mobile communications company Polska Telefonya Cyfrowa (PTC). We currently hold 49 percent of the shares in PTC via our mobile communications subsidiary T-Mobile. The other shareholders have pooled the majority of their 51 percent of PTC in a holding company. Our intention in attempting to increase our stake in PTC to 100 percent was to round off our already strong position in the mobile communications markets of Central and Eastern Europe. A general agreement was reached between all parties on September 14, 2003 concerning a revised offer for EUR 1.1 billion. On September 26, 2003, due to the failure of Elektrim to reach an understanding with its bond holders, the offer to purchase expired. We will continue to maintain our relationship with PTC on the basis of our current shareholding and will cooperate with the other shareholders of PTC to support the development of the Polish mobile communications provider’s business activities.

Regulation

Our business has been significantly influenced by the regulatory regime applicable to telecommunications operators and service providers in Germany and other countries. We are viewed by the German telecommunications regulator as dominant in certain markets that form a significant part of our business, particularly the market for fixed-line voice telephony services in Germany. Following the adoption of the new European Union telecommunications regulatory framework, amendments to the German Telecommunications Act are likely to affect our business materially. The future regulatory and competitive environment for us in Germany will be largely determined by these forthcoming amendments of the Telecommunications Act. The amended Telecommunications Act is not expected to become effective until mid-2004 at the earliest. The Federal Government approved a draft of the new act on October 15, 2003. We believe there are plans to considerably extend regulation, particularly in the area of access services obligations, which could entail appreciable risks for us.

Our international expansion also has made us subject to regulation in other jurisdictions, including in the mobile communications sectors in the United Kingdom and the United States.

A discussion of significant regulatory decisions applicable to our businesses and services is included in “Item 4. Information on the Company - Regulation” in our 2002 Annual Report on Form 20-F/A as well as in our Form 6-K filed on June 26, 2003, July 14, 2003, July 21, 2003 and August 25, 2003. Additional developments are summarized below.

Access Cost Contribution

On September 23, 2003, the German telecommunications regulator terminated the formerly approved access cost contribution (surcharge) of EUR 0.04. The access cost contribution was to have originally been levied on each access minute on local calls from July 1, 2003 through November 30, 2003. The German telecommunications regulator determined not to continue the access cost contribution since we increased our access fees effective September 1, 2003. We disagree with the German telecommunication regulator’s determination as the access cost contribution was originally approved to cover initial capital investments in infrastructure facilities made by network operators on the basis of a fair cost sharing structure.  The related lawsuits filed with the Appellate Administrative Court (OVG) opposing the temporary injunction of the Cologne Administrative Court on June 27, 2003 are still pending. It is possible, therefore, that we may still receive the surcharge for the above-mentioned period.

Line Sharing

As previously reported, we filed an application with the German telecommunications regulator for an extension of current tariffs for line sharing (i.e. the use of a single access line for multiple purposes, including sharing access with competitors). On September 10, 2003, the German telecommunications regulator approved our application, which also required us to slightly reduce certain one-time tariffs. Our line sharing tariffs will therefore stay the same as before.

Interconnection

Since the approval for the current interconnection tariffs will end on December 1, 2003, we filed an application with the German telecommunications regulator for new interconnection tariffs on September 22, 2003 to maintain the current level of tariffs until June 30, 2004. An application has also been submitted for an increase of approximately 10 percent in charges for tariff zone II (single transit) from July 1, 2004. The German telecommunications regulator must reach a decision concerning these applications by December 2, 2003.

Additionally, 15 local carriers have applied to the German telecommunications regulator for higher call termination charges. Currently call termination charges are calculated on a reciprocal basis (i.e., at the respective rate approved for T-Com). Local carriers have argued that their networks are smaller and are not operating at full capacity. Therefore, their networks are not covering their costs. The application of the local carriers may result in a new model that no longer calculates call termination charges on a reciprocal basis. This would effectively require us to pay more for termination calls than our local competitors would have to pay for calls terminated on our network. In response we could be forced to raise our retail tariffs. The discussions with the local carriers and the German telecommunications regulator are ongoing.

Resale

As previously reported, on July 18, 2003, the German telecommunications regulator required us to submit a revised telecommunications service offering that would permit telecommunications service resellers to acquire from us line access services (including DSL) unbundled from voice telephony calls. On August 15, 2003, the German telecommunications regulator imposed upon us the formal obligation to submit the resale offering no later than September 21, 2003.  Depending on the amount of the discount, this may lead to reduced revenue and margins for the T-Com division. We objected to the German telecommunications regulator’s decision and filed a lawsuit with the Cologne Administrative Court on August 20, 2003. Additionally, in September 2003, we filed a motion for a temporary injunction first with the Cologne Administrative Court and then – after the court’s rejection – with the Appellate Administrative Court (OVG) to obtain a suspension of the deadline for the submission of the offering. The German telecommunications regulator agreed that we must not submit the resale offering until the Appellate Court has decided our motion, which will likely be the end of November 2003.

Pricing adjustments

In May 2003, the EU Commission determined that we allegedly abused our dominant position through unfair pricing practices in connection with providing local access to our fixed-line telecommunications network. The EU Commission imposed a fine of EUR 12.6 million and obliged us to end the alleged unfair pricing practices immediately. To alleviate the EU Commission's concerns, we requested the German telecommunications regulator to approve a modification of the price cap regime that would allow us to increase the monthly fee for basic charges for analog access by EUR 1.94 to EUR 15.66 in addition to increases in one-time charges. To relieve our customers, T-Com proposed to offset this move by reducing its standard City rates by up to 50% at their peak, averaging a reduction of 6.5% in total, starting September 1, 2003.

On July 28, 2003, the German telecommunications regulator approved both our applications.  Additionally, in July 2003, we filed a lawsuit with the Court of First Instance of the European Communities to obtain reversal of the EU Commission’s decision and fine with respect to local access to our fixed-line network.

Eastern Europe

A new telecommunications act in Croatia was passed in July and adopted on August 1, 2003. The new law supports increasing competition in the fixed-line business as the investment obligation in the infrastructure of telecommunication facilities, capacities, networks and systems from the previous law ceased to exist. The overall impact of the law will become apparent only after the new regulations (secondary legislation) of the law will have been passed (expected by February 2004).

RESULTS OF OPERATIONS

The following table shows information concerning our condensed consolidated statements of income for the periods indicated.

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2003	2002	2003	2002	2002
	(millions of €, except per share data)

Net revenue	14,077	13,423	41,288	39,177	53,689
Cost of sales	(7,828)	(19,683)	(23,138)	(35,733)	(44,477)
Gross profit (loss)	6,249	(6,260)	18,150	3,444	9,212
Selling costs	(3,266)	(3,380)	(9,821)	(9,743)	(13,264)
General and administrative costs	(1,264)	(1,589)	(3,889)	(4,262)	(6,062)
Other operating income	1,045	574	3,674	2,354	3,901
Other operating expenses	(1,284)	(11,036)	(3,597)	(13,901)	(14,915)
Operating results	1,480	(21,691)	4,517	(22,108)	(21,128)
Financial income (expense), net	(789)	(1,630)	(2,734)	(4,560)	(6,022)
of which: net interest (expense)	(888)	(948)	(2,818)	(3031)	(4,048)
Results from ordinary business activities (1)	691	(23,321)	1,783	(26,668)	(27,150)
Income taxes	(57)	2,757	137	2,369	2,847
Income (loss) after taxes	634	(20,564)	1,920	(24,299)	(24,303)
Income applicable to minority shareholders	(126)	(55)	(303)	(211)	(284)
Net income (loss)	508	(20,619)	1,617	(24,510)	(24,587)
Earnings (loss) per share (2) /ADS (3)	0.12	(4.92)	0.39	(5.84)	(5.86)

_______________

(1)

Different from amounts reported in previous year due to the change to cost-of-sales accounting. For further information, please refer to “Reconciliation to new structures.”

(2)

Earnings (loss) per share for each period are calculated by dividing net income (loss) by the weighted average number of outstanding shares outstanding for the period.

(3)

The share to ADS ratio is 1:1.

Revenue

We generated net revenue of EUR 41.3 billion in the first nine months of 2003. This equates to a year-on-year increase of EUR 2.1 billion, or 5.4 percent. Changes in the composition of the consolidated Group resulted in a net increase in net revenue of EUR 144 million. The first-time consolidation of T-Mobile Netherlands accounted for a EUR 0.6 billion  increase in Group net revenue. These positive influences were offset in part by a revenue decrease at T-Com of EUR 0.3 billion as a result of the deconsolidation of the cable businesses, and U.S. dollar and pound sterling currency translation adjustments, which reduced revenue figures by around EUR 1.4 billion.

Continuing the trend from the first half of the year, the T-Mobile and T-Online divisions were the major contributors to revenue growth in the third quarter and the first nine months of 2003. T-Mobile's net revenue growth is mainly attributable to the increase in subscriber numbers and average revenue per user, or ARPU. For more information on ARPU, refer to “Segment Analysis – T-Mobile – ARPU Reconciliation.” The first-time consolidation of T-Mobile Netherlands also contributed to the growth of the division. Net revenue at T-Online increased as a result of the continued growth of the customer base and higher levels of usage than in the previous year. Net revenue at T-Systems increased slightly in the third quarter of 2003 as compared with the second quarter of 2003 and the third quarter of 2002. The increase in net revenue was primarily generated from the telecommunication business, while revenue from the information technology services (IT) business grew during each quarter of 2003, but did not reach the levels achieved in 2002. In addition to the effect of the sale of the cable businesses, lower call revenue of introduction of call-by-call and carrier pre-selection in the local network, regulatory and competitive factors, and reduced revenue from business customers – a consequence of the weak economy –– also contributed to the decrease in revenue at T-Com in the third quarter of 2003 and the nine months ended September 30, 2003 compared with the second quarter of 2003 and the third quarter of 2002, as well as  the nine month period in 2002. This development was offset, in part, by T-Com's improvement of its market position in the core business areas  relating to use of T-DSL and access revenue due to price and volume effects.

The following table shows the contributions of our divisions to our total revenues before elimination of inter-segment revenue.

	For the nine months ended September 30,				For the twelve months ended December 31,
	2003	2002	Change	% Change	2002
millions of € (except where indicated)

T-Com (1)	21,747	22,532	(785)	(3.5)	30,559
T-Systems (1)	7,744	7,667	77	1.0	10,489
T-Mobile (1)	16,787	14,245	2,542	17.8	19,735
T-Online (1) (2)	1,347	1,121	226	20.2	1,584
Group Head-quarters & Shared Services (1)	3,220	3,173	47	1.5	4,411
Total revenue	50,845	48,738	2,107	4.3	66,778
Inter-segment revenue	(9,557)	(9,561)	(4)	n.m.	(13,089)
Net revenues	41,288	39,177	2,111	5.4	53,689

_______________

n.m. – not meaningful

(1)

Total divisional revenues under the new structures effective January 1, 2003. Prior period divisional total revenues have been adjusted to reflect the new structures. See “Reconciliation to new structures” for further explanation.

(2)

Amounts are presented in accordance with German GAAP, as applied throughout the Group, and differ from those published by T-Online International AG in accordance with IFRS.

The contribution of the divisions to Group revenue (after elimination of inter-segment revenue) is presented below:

Net revenue (excluding inter-segment revenue)

	For the nine months ended September 30, 2003	Proportion of net revenues of the Group (%)	For the nine months ended September 30, 2002	Proportion of net revenues of the Group (%)	Change	% Change	For the twelve months ended December 31, 2002
	millions of € (except where indicated)

T-Com (1)	18,716	45.3	19,707	50.3	(991)	(5.0)	26,491
T-Systems (1)	5,267	12.8	5,076	13.0	191	3.8	6,895
T-Mobile (1)	15,871	38.4	13,150	33.6	2,721	20.7	18,339
T-Online (1) (2)	1,209	2.9	987	2.5	222	22.5	1,391
Group Head-quarters & Shared Services (1)	225	0.5	257	0.6	(32)	(12,5)	573
Net revenue	41,288	100.0	39,177	100.0	2,111	5.4	53,689

_______________

(1)

Net revenue under the new structures. See “Reconciliation to new structures” for further explanation.

(2)

Amounts are presented in accordance with German GAAP, as applied throughout the Group, and differ from those amounts published by T-Online International AG in accordance with IFRS.

Our largest contributor to net revenue continued to be T-Com, which generated around 45 percent of the Group’s net revenue in the first nine months of 2003. The relative significance of the T-Com division for the Group's revenue is, however, declining due to the strong growth of T-Mobile and T-Online, and the revenue decrease at T-Com. Accounting for over 38 percent of revenue, the T-Mobile division once more considerably improved its revenue position in comparison with the other divisions in the first nine months of the current financial year.

Compared with the same periods in the previous year, the proportion of total revenue generated outside Germany increased in both the third quarter and the first nine months of 2003. Despite the negative foreign currency translation effects from the conversion of other currencies into euros (especially from U.S. dollars and pounds sterling), the percentage of international revenue in the first nine months of 2003 increased to 37.8 percent from 33.6 percent in the nine months half of 2002. T-Mobile made a significant contribution to this positive development. T-Mobile USA was once again one of the main drivers of the Group’s revenue growth rate in the third quarter of 2003 as well as in the first nine months of 2003. The first time consolidation of T-Mobile Netherlands also made a contribution to the further expansion of international business.

Net revenue by geographic area

	For the nine months ended September 30,				For the twelve months ended December 31, 2002
	2003	2002	Change	% Change
	millions of € (except where indicated)

Net revenue	41,288	39,177	2,111	5.4	53,689
Domestic	25,689	26,000	(311)	(1.2)	35,288
International	15,599	13,177	2,422	18.4	18,401
of which: EU countries (excluding Germany)	5,886	4,849	1,037	21.4	6,836
of which: Rest of Europe	3,794	3,743	51	1.4	5,067
of which: North America	5,580	4,352	1,228	28.2	6,166
of which: Other	339	233	106	45.5	332

Operating results

	For the nine months ended September 30,
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total Group	4,517	(22,108)	26,625	n.m.

_______________

n.m. – not meaningful

Operating results increased by around EUR 26.6 billion compared to the same period in the previous year as follows:

All Group divisions contributed to the increase in operating results by expanding their revenue – with the exception of T-Com –  in the amount of EUR 2.1 billion. Also the operating costs (cost of sales, selling costs and general and administrative costs) as well as the other operating expenses have been reduced compared with the first nine months of 2002 by a total of EUR 23.2 billion. This development was essentially a result of nonscheduled depreciation and amortization charges that had been recorded after the strategic review in the third quarter of 2002. In the current reporting period no similar nonscheduled depreciation and amortization charges have been recorded.

The cost of sales has been reduced compared to the same period in the previous year by EUR 12.6 billion, in particular as a result of the non-scheduled depreciation on mobile phone licenses in the third quarter of 2002.

Current period general and administrative costs were reduced by EUR 0.4 billion. In contrast, selling costs were EUR 0.1 billion higher than in the previous comparative period, mainly due to T-Mobile, which had a less than proportional increase in selling costs compared with revenue due to efficiencies in capacity utilization.

The decrease in other operating expenses (EUR 10.3 billion) resulted from the high level of nonscheduled amortization of goodwill of T-Mobile USA, T-Mobile Netherlands and SIRIS (9.9 billion in total) in connection with the strategic review in the third quarter of 2002.

At the same time, other operating income increased by EUR 1.3 billion, primarily from the sale of non-core businesses in 2003, including the sale of cable businesses, Telecash Kommunikations-Service GmbH, Eutelsat S.A. and the UMC (Ukrainian Mobile Communications) Joint Venture (EUR 0.5 billion in total) in the first quarter, as well as the sale of T-Systems SIRIS S.A.S. and Celcom (Malaysia) Sdn. Bhd. and shares in MTS (EUR 0.4 billion in total) in the second quarter and the sale of the remaining cable business in Baden-Württemberg (EUR 0.1 billion) in the third quarter.

Financial income (expense), net

Financial income (expense), net consists primarily of net interest expense, and results related to associated companies accounted for using the equity method of accounting.

	For the nine months ended September 30,
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total Group	(2,734)	(4,560)	1,826	40.0
of which, net interest expense	(2,818)	(3,031)	213	7.0

In the first nine months of 2003, net financial expense improved compared with the previous year by EUR 1,826 million to EUR 2,734 million. This improvement in net financial expense is primarily the result of nonscheduled write-downs recorded in 2002 relating to the disposition of our investment in France Telecom in the amount of EUR 253 million, as well as valuation allowances on fixed asset securities and loans to affiliated companies in the aggregate amount of EUR 700 million, including Kabel Deutschland GmbH (EUR 316 million), recorded in the same period.  In the first nine months of 2003, the results related to companies accounted for under the equity method and the net interest expense developed positively, primarily due to the deconsolidation of companies accounted for under the equity method in the previous year, and the revaluation of the net carrying value of our investment in comdirect, as well as the recognition of interest income in connection with the termination of certain interest rate derivatives.

Income Taxes

Income Taxes

	For the nine months ended September 30,
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total Group	137	2,369	(2,232)	(94,2)

Our domestic combined income tax rate for the first nine months of 2003 was 40.5%, consisting of a corporate income tax of 25%, increased over one year by 1.5% to 26.5% to fund the reparations resulting from the 2002 floods in Eastern Germany, a trade earnings tax (at an average rate) and a solidarity surcharge levied at 5.5% on corporate income tax.

Loss from ordinary business activities of EUR 26,668 million in the first nine months of 2002 improved to a positive figure of EUR 1,783 million in the first nine months of 2003. We also had net operating loss carryforwards affecting corporate income tax and trade tax net operating loss carryforwards, with the result that no taxes were payable in the tax consolidation group.  The tax benefit reported relates to corporate income tax benefit of EUR 361 million at T-Mobile International AG & Co. KG in 2002 as a result of the change of the legal form of T-Mobile from a stock corporation to a partnership. This tax benefit was partially offset by tax expense relating to domestic and foreign shareholdings not included in the domestic tax consolidation group.

Net income (loss)

Net income (loss)

	For the nine months ended September 30,
	2003	2002	Change	% Change
	millions of € (except where indicated)
Total Group	1,617	(24,510)	(26,127)	n.m.

_______________

n.m. – not meaningful

In the first nine months of 2003, we increased our net income by EUR 26.1 billion to EUR 1.6 billion from a loss of EUR 24.5 billion for the first nine months of 2002. This is primarily a result of favorable tax effects, recorded in the first quarter and an improvement in the results from ordinary business activities as set forth above.

SEGMENT ANALYSIS

Reconciliation to new structures

Agency business

The internal accounting for and recording of transactions involving certain products that are sold and supported by T-Systems, but settled and billed by other divisions in the Group (“agency business”), were simplified. This new arrangement has led to higher net revenue being reported at T-Com in particular, and to a lesser extent at T-Mobile, while the net revenue reported by T-Systems has decreased by a corresponding amount. T-Systems remains the primary contact to the customer, and continues to receive a selling or agency commission for acquisition and support services. These commissions increase the inter-segment revenue of T-Systems. These new structures do not affect consolidated results. The amounts reported for the 2002 financial year were restated to aid comparability.

T-Com

Since January 1, 2003, DeTeMedien subsidiary has been transferred from T-Online to T-Com, and the current and historical figures reported for T-Com have been increased by the amounts reported for DeTeMedien. The simplified internal accounting for agency business revenue since January 1, 2003 (see above) has also increased the revenue reported for the T-Com division. All amounts reported for T-Com for the 2002 financial year reflect the reclassification of the agency business to enable comparison.

On May 28, 2003, DeTeMedien acquired all shares of t-info GmbH from T-Online for around EUR 86 million. The shares were transferred as of April 1, 2003. t-info offers directory services and special directories on the Internet and mobile terminals, such as PDAs and mobile phones.

T-Mobile

The new internal accounting procedure introduced for the agency business (see above) increased the net revenue of the T-Mobile division. At the same time, T-Mobile’s inter-segment revenue will decrease by the same amount. Accordingly, there will be no effect on total revenue. In the 2002 financial year, a negligible proportion of T-Mobile’s net revenue was attributable to the standard products business.

T-Systems

T-Systems is the Group’s primary face to corporate customers, offering standard products in addition to systems solutions. For these standard products, T-Systems provides support to other divisions of our Group in the form of sales and customer care services for the corporate customers, without itself actually being the contracting party. Contracts are settled on behalf of the division providing the product. Under the terms of this “agency business”, T-Systems receives a selling or agency commission for the services it has provided. In the past, the relevant revenue billed to external customers was recorded by T-Systems. In the 2002 financial year, which has been adjusted to reflect this change, this resulted in an increase in the amounts reported under total revenue and purchased goods and services relating to T-Systems.  Commencing January 1, 2003, T-Systems reported the selling commissions as inter-

segment revenue. The simplified internal accounting for the agency business will have no effect on consolidated results.

T-Online

DeTeMedien was transferred to the T-Com division as of January 1, 2003. Additionally, t-info has been transferred to DeTeMedien for around EUR 86 million as of April 1, 2003. The amounts originally reported for T-Online for the 2002 financial year have been restated accordingly to enable comparison. Additionally, since T-Online reports results in accordance with IFRS, there may be differences between the presentation of T-Online International AG and the presentation of the T-Online division in those items where IFRS differs from HGB accounting priciples.

Transition to the cost-of-sales method

Until the end of 2002, we classified our consolidated statements of operations using the total-cost method. In this Report, we are publishing our consolidated statements of income using the cost-of-sales method, which is more commonly used internationally. Besides allocating operational expenses to functional areas, this also involves including other taxes in operating results, or results from ordinary business activities. The prior-year results have been restated accordingly to conform to the change to cost-of-sales accounting.

Segment information by division for the first nine months of 2003 and 2002

The following tables give an overall summary of our segments for the nine months of 2003 and 2002, including the reconciliation line, which mainly contains consolidation entries.

For the nine months ended September 30, 2003	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes(2)
	(millions of €)
T-Com (1)	18,716	3,031	21,747	(3,865)	(291)	(26)	3,488
T-Systems (1)	5,267	2,477	7,744	(1,120)	(32)	3	(79)
T-Mobile (1)	15,871	916	16,787	(3,857)	(817)	36	637
T-Online (1)	1,209	138	1,347	(311)	86	91	126
Group Head-quarters & Shared Services(1)	225	2,995	3,220	(694)	(1,814)	2	(2,330)
Reconciliation (1)	0	(9,557)	(9,557)	201	50	(22)	(59)
Group	41,288	-	41,288	(9,646)	(2,818)	84	1,783

For the nine months ended September 30, 2002	Net revenue	Inter-segment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before taxes(2)
	(millions of €)
T-Com (1)	19,707	2,825	22,532	(4,081)	(463)	(300)	2,750
T-Systems (1)	5,076	2,591	7,667	(2,016)	(58)	(24)	(1,651)
T-Mobile (1)	13,150	1,095	14,245	(26,212)	(686)	(422)	(23,528)
T-Online (1)	987	134	1,121	(314)	96	(253)	(423)
Group Head-quarters & Shared Services(1)	257	2,916	3,173	(947)	(1,897)	(667)	(3,932)
Reconciliation (1)	0	(9,561)	(9,561)	217	(23)	137	116
Group	39,177	-	39,177	(33,353)	(3,031)	(1,529)	(26,668)

_______________

(1)

Restated to reflect the 2002 and 2003 reporting structures.

(2)

Income before income taxes.

T-Com

T-Com is primarily responsible for our fixed-line network business. Internationally, T-Com includes the results of Hrvatske telekomunikacije in Croatia, MATAV in Hungary (including Maktel in Macedonia) and Slovenske Telekomunikacie in Slovakia.  In Germany, T-Com’s business consists mainly of the provision and maintenance of the network infrastructure and the support of residential customers, small and medium-sized business enterprises and carriers.  This range of services is complemented by special additional services, such as public telephones, directory inquiries, call centers, and toll-free and shared-cost numbers.

	As of September 30, 2003	As of December 31, 2002	% Change (2)	As of September 30, 2002	% Change (2)
	millions (1)	millions (1)		millions (1)

Narrowband lines	55.6	56.2	(1.1)	56.0	(0.7)
Germany (3)	48.8	49.3	(1.0)	49.2	(0.8)
Standard analog lines	27.6	28.6	(3.5)	28.9	(4.5)
ISDN channels	21.2	20.7	2.4	20.0	5.0

Eastern Europe (3)	6.8	6.9	0.0	6.8	n.m.
MATAV (4)	3.5	3.6	(2.8)	3.6	(2.8)
Slovenske Telekomunikacie (ST)	1.4	1.5	(6.7)	1.5	(6.7)
Hrvatske telekomunikacije (HT)	1.8	1.8	0.0	1.8	0.0

Broadband lines
Germany (T-DSL) (5)	4.0	3.1	22.5	2.7	48.1
Eastern Europe (ADSL)	0.1	0.0	n.m.	0.0	n.m.

Mobile communications subscribers
Westel	3.6	3.4	5.9	3.2	12.5
HT Mobilne komunikacije	1.4	1.2	16.7	1.2	16.7

_______________

n.m. – not meaningful

(1)

Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.

(2)

Calculated based on the figures shown.

(3)

Telephone channels, including telephone lines used within the Group.

(4)

Subscriber-line figures include MATAV’s subsidiary Maktel in 2003. The figures for the previous year have been adjusted for comparative purposes.

(5)

Contracts sold.

An important trend affecting T-Com’s overall business development throughout 2003 continued to be the migration of customers to more advanced lines, and particularly broadband lines. The number of T-DSL lines sold in Germany grew by 300,000, reaching 4.0 million in the third quarter of 2003. Compared with September 30, 2002, this corresponds to an increase of 48 percent. Another promising trend supporting the positive development in the third quarter of 2003 was the sharp increase in the data volume generated with T-DSL lines. The number of ISDN channels in Germany also continued to rise. The total number of T-Com fixed-network channels (narrowband) declined slightly in the first nine months of 2003 compared with the prior-year period. The trend of declining analog subscriber lines, which has been evident for several quarters, was mainly responsible for this decrease.  T-Com believes that this trend is due to the migration of customers to higher-grade lines (like DSL) and also to more intense competition and the increased usage of mobile communications.

The volume of call minutes in the retail business in Germany continued to decline in the third quarter. The overall volume of the market for local calls continued to decrease. Also, the introduction of call-by-call in the local network in April 2003 resulted in a substantial reduction in T-Com's market share for extended local calls. T-Com lost around 15 percent market share in local calls by the end of the third quarter of 2003.  To safeguard its market share, T-Com launched the innovative rate options "Aktiv Plus xxl" and "Call Time 120" on October 1, 2003. Only a few weeks after their introduction, about half a million customers had already signed up for the new rate plans. Compared with its competitors, T-Com has captured a smaller portion of increases in the long-distance and fixed-to-mobile calling markets. These trends are primarily a result of increased competition, which continues to erode our market share, and increased use of mobile communications. Additionally, the vacation period and the record hot summer resulted in a general decline in the volume of call minutes in the fixed network in Germany quarter-on-quarter.

In its successful efforts to develop the broadband market in Germany, the focus for T-Com has been on improving quality, continuing innovation, and expanding the product portfolio, such as W-LAN (wireless local area network), online shopping with T-Pay or security solutions with T-Telesec Personal Security Service. A higher bandwidth for heavy users and professionals (T-DSL 1,500), special offerings for online gamers (FastPath for T-DSL), and double upstream (384 kbits) are also available as part of the T-DSL portfolio and target the individual needs of different customer groups. T-DSL is complemented by the W-LAN technology, which enables wireless surfing on the Internet via special access points. By eliminating the need to install or convert in-house cabling systems, T-Com has, with W-LAN, lowered the barrier that might prevent customers from entering the market. W-LAN lines are in great demand. In the first nine months of 2003, more W-LAN terminals were sold than in the whole of the previous year. Under the name T-DSL Business, T-Com offers its business customers asymmetrical and symmetrical variants for broadband Internet access at all T-DSL locations. Beginning in the fall, T-Com will offer small and medium-sized enterprises a further innovative and flexible solution for voice communication via the local data network (LAN). This future-oriented NetPhone solution is based on the Voice over IP technology.

T-Com raised its monthly charges for analog T-Net lines by EUR 1.94 to EUR 15.66, and for T-Net 100 lines by EUR 1.46 to EUR 18.45 as of September 1, 2003, as part of its price-cap measures. This price increase was T-Com's response to the European Commission's decision that it must narrow the alleged cost/price differential between line rentals charged to end-customers and subscriber lines offered as an upstream product. At the same time, the one-time installation charge was raised to EUR 59.95, and the line transfer charge is now EUR 29.94. The further reduction of the access deficit created leeway for lowering call charges, so that, in return, the prices for the City Standard rate were reduced by an average of 6.5 percent.

T-Com has had its own brand identity since August 1, 2003. We have taken this step to underscore the particular significance of T-Com‘s fixed-network business.

While the number of fixed-network lines in the Eastern European subsidiaries declined slightly, the number of subscribers registered with the mobile communications companies Westel and HT mobilne komunikacije developed positively despite intense competition. At Slovenské Telekomunikácie (ST), the number of fixed-network subscribers continues to decline due to the substitution of fixed-network services by mobile communications services. To stabilize its market position, Hrvatske telekomunikacije (HT) introduced a new pricing model in August 2003 for the fixed-network and launched an online content platform. HT and ST are taking the first steps towards opening up the broadband market. At MATÁV, the roll-out of the ADSL network is progressing as planned. At September 30, 2003, 73,000 customers in Hungary had an ADSL line compared with 27,000 year-on-year.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31, 2002 (2)
	2003	2002 (2)	% Change	2003	2002 (2)	% Change
	millions of € (except where indicated)

Total revenue (1)	7,104	7,490	(5.2)	21,747	22,532	(3.5)	30,559
Domestic	6,119	6,511	(6.0)	18,856	19,671	(4.1)	26,682
Eastern Europe	985	979	0.6	2,891	2,861	1.0	3,877
Results from ordinary business activities	1,211	1,078	12.3	3,488	2,750	26.8	3,604
Financial income (expense), net	(67)	(120)	44.2	(317)	(763)	58.5	(866)
Depreciation and amortization	(1,265)	(1,385)	8.7	(3,865)	(4,081)	5.3	(5,539)
Other taxes	(5)	8	n.m.	(14)	(30)	(53.3)	(42)

Number of employees(3)	138,331	152,767	(9.4)	141,260	153,934	(8.0)	153,065

_______________

n.m. – not meaningful

(1)

Total revenues including revenue between divisions. Including DeTeMedien and agency business. For more information, please refer to “Reconciliation to new structures”.

(2)

Different from amounts reported in the previous year due to a change to cost-of-sales accounting. For further information, please refer to “Reconciliation to new structures.”

(3)

Average number of employees during the period.

In the third quarter of 2003, T-Com was again the main contributor to revenue in the Deutsche Telekom Group. Due to the impact of regulation, competition and the weak economy, revenue (not including the revenue of the deconsolidated cable companies) in the first nine months was 1.8 percent lower than that of the corresponding period of 2002. Additionally, total revenue in Germany – above all in the local network – was affected by such factors as the introduction of call-by-call in April 2003 and carrier preselection in July 2003. The Eastern European subsidiaries increased their revenue as measured in euros by 1.0 percent despite the negative effect of currency translation into euros. The slight decrease in total revenue of 0.7 percent quarter-on-quarter is attributable to the previously mentioned regulatory and competitive circumstances.

Within Germany, revenue developed differently in individual product segments of the T-Com division throughout 2003. Net revenue from domestic subscriber lines continued to increase in the third quarter of 2003 compared with the prior-year quarter. This revenue growth can be ascribed to combined price and volume effects. Positive contributing factors also included the ongoing trend towards more advanced products such as T-ISDN and T-DSL and increased customer usage. Call revenue for the first nine months of the current financial year was lower than in the corresponding prior-year period, due mainly to the rate adjustments necessitated by the price-cap regulation and to the volume decline in extended local and international calls driven by the increased level of competition and regulation.

In the carrier services business, however, revenue from interconnection services for calls and accesses decreased significantly. Call revenue from interconnection services dropped considerably due to continued direct interconnection between the networks of other carriers (elimination of transit services) and a shift in demand towards shorter links due to the expansion of competitors' networks (increased coverage). Online origination services continued to develop satisfactorily especially as a result of the growing broadband market.

Data communications reflected a negative trend in the first three quarters of 2003. The weak economy, which has caused a considerable decline in both the liquidity of small and medium-sized enterprises and their willingness to make capital investments, reduced sales figures in all product areas within the small and medium-sized enterprise market.

Revenue from terminal equipment was below the prior-year figure in the third quarter of 2003 once again as a result of low demand, pricing pressure, and the targeted streamlining of the product portfolio.

The consolidated revenue generated in Eastern Europe in the first nine months of the current year was slightly higher than the corresponding figure for the prior-year period. The trend of strong growth in the mobile communications business accompanied by a decline in traditional fixed-network telephony that had been observed in the preceding quarters remained in effect in the third quarter of 2003. In addition, changes in foreign currency exchange rates had a negative impact. The revenue generated by MATAV and HT in the first nine months of 2003 increased year-on-year, whereas revenue at ST decreased.  In view of the forthcoming accession of Hungary and the Slovak Republic to the European Union, new legislation is currently being developed in these countries to regulate the telecommunications markets. A new telecommunications act in Croatia was passed in July and adopted on August 1, 2003. The new law supports increasing competition in the fixed-line business as the investment obligation in the infrastructure of telecommunication facilities, capacities, networks and systems from the previous law ceased to exist. The overall impact of the law will become apparent only after the new regulations (secondary legislation) of the law will have been passed (expected by February 2004).

Results from ordinary business activities increased in the first nine months of 2003 to EUR 3.5 billion compared to EUR 2.8 billion in the corresponding prior-year period. Despite a decrease in revenue, T-Com improved the results from ordinary business activities by about 27 percent in the first nine months of 2003 compared with the prior-year period. This improvement is primarily attributable to the lower cost of sales and selling costs, as well as the proceeds from the sale of the remaining cable businesses and the significantly improved financial income (expense), net, reduction in property, plant and equipment and intangible costs, optimized deployment of the means of production, demand-oriented investment controlling, and an improvement in the capital structure by reducing liabilities. These cost reductions are a result of the efficiency enhancement measures introduced, such as the cutting of advertising and consulting expenses, the reduction of expenses for travel, catering, and maintenance, as well as improved accounts receivable management.  The comparative increase in the results from ordinary business activities in the first nine months of the current year over the corresponding period of the prior year also benefited from the valuation allowances on fixed asset securities and loans to affiliated companies of Kabel Deutschland GmbH amounting to EUR 0.3 billion that were charged against income in the first nine months of 2002 and from recognition of the net proceeds on the sale of the remaining cable businesses amounting to EUR 0.2 billion as income in the current year. These positive results were offset, in part, by substantial charges resulting primarily from the adjustment of the discount rate applied to pension accruals, payments made to Vivento (formerly known as the PSA (Personnel Service Agency)) and the recognition of accruals for employee severance payments. Moreover, the decrease in revenue resulting from intensified competition due to regulatory action and the reduced spending of small and medium-sized enterprises could not be fully offset by cost reductions.

In the first nine months of 2003, capital expenditures were further reduced by EUR 1,143 million compared with the prior-year period. Although the basic roll-out of the new SDH transmission path platform and the T-DSL platform necessitated higher capital expenditures last year, the only investments required in the current year were composed largely of customer-driven capital investments. Moreover, expenditures were reduced in the T-DSL area through an increase in the capacity utilization rates for T-IDSN and T-DSL. The demand-oriented expansion of the subscriber-line network was a significant factor driving capital expenditures in 2003. In Eastern Europe, work on the modernization and digitization of the fixed network continued, mobile communications networks were expanded – driven by subscriber growth and by innovation – and investments were made in new IT systems.

Compared with the first nine months of 2002, T-Com's average number of employees declined by 11,547. This development was mainly the result of the WIN 2003 action program to improve the processes and structures of T-Com in Germany. This program streamlined the workforce of T-Com in Germany by 8,761 employees, including the deconsolidation of the cable businesses, compared with the prior year, of whom 7,711 employees (since November 2002) have been transferred to Vivento. Process improvement was also rigorously pursued in the Eastern European subsidiaries and affiliates. The Eastern European subsidiaries and affiliates cut their workforce levels by 2,786 employees. However, under certain circumstances, T-Com may be responsible for some compensation obligations relating to former employees.

T-Systems

T-Systems provides information technology (IT) and telecommunications services in over 20 countries, but primarily in Germany and Europe. T-Systems provides its customers with a full range of services – from planning and implementation to operation – including network and systems infrastructure, communications and network services, comprehensive IT services and e-business solutions.

	As of September 30, 2003 (1)	As of September 30, 2002 (1)	% Change (4)	As of December 31, 2002 (1)

Systems integration
Hours billed (millions)	8.5	8.5	n.m.	11.3
Utilization rate (%) (2)	67.3	64.6		65.2
Computing services
Capacity of processors (MIPS) (3)	107,064	91,381	17.2	92,968
Number of servers managed and serviced	28,304	27,858	1.6	27,409
Mainframe utilization (%)	95.0	95.0		95.0
Desktop services
Number of workstations managed and serviced (millions)	1.3	1.2	6.7	1.2
Proportion of support activities, Germany (%)	63.6	57.6		58.1
Proportion of retail, Germany (%)	36.4	42.4		41.9

_______________

n.m. – not meaningful

(1)

Calculated and rounded on the basis of the figures shown.

(2)

Ratio of average number of hours billed to maximum possible hours billed per period.

(3)

Million instructions per second.

(4)

Calculated on the basis of precise figures.

The measures to enhance efficiency instituted by T-Systems at the beginning of the year and the implementation of the strategic “Focus & Execution” program remained a high priority in the third quarter. In view of the strategic reorientation, it is encouraging to note that additional large orders were successfully acquired in the third quarter, all of which fulfill the criteria of T-Systems’ strategic focus, including a long-term alliance with Vorwerk & Co. KG to operate Vorwerk’s worldwide computing centers, networks and applications, renewal of a contract with DeutschlandRadio, increased cooperation with DaimlerChrysler regarding worldwide operation of mainframe computers and client servers, and a five-year agreement with WestLB AG to operate its computing centers and printing activities. Nevertheless, the third quarter of 2003 was marked by the continuing economic slump and intense competition. The scale of the operational business activities on the whole remained, as in the previous quarters of the current financial year, at a lower level than in the same period of the previous financial year.

The subdued development of the three areas making up T-Systems' IT unit – Computing Services (CS), Systems Integration (SI) and Desktop Services (DS) – throughout the first three quarters of 2003 is a reflection of the prevailing negative economic conditions and the growing competitive pressure within the industry. However, the share of services in the desktop business in Germany was significantly higher in the third quarter of 2003, both in comparison to the prior-year quarter and the second quarter of 2003. This underscores the T-Systems division’s development into a provider of high-quality services and its successful efforts to boost customer retention, which has been made a top priority in the strategic focus program. T-Systems believes that the continuous rise in the capacity of the computing centers in the CS segment illustrates the development of demand for major outsourcing projects at T-Systems. In this regard, T-Systems has initiated one of the most important projects aimed at cutting costs by moving the entire mainframe computing center from Bamberg to Magdeburg, one of the largest projects of its kind in the world. The computing center utilization in the SI business as of September 30, 2003 considerably exceeded the figures for the corresponding period of 2002 and also surpassed the comparable figures for the previous quarter.

In the Telecommunications unit, the gradual trend of improving business that has been evident since the beginning of the year continued in the third quarter of 2003. In the International Carrier Sales and Solutions business, T-Systems' hubbing initiative, which was launched at the beginning of the year, helped improve the preconditions for technical interconnection. This led to an increase in traffic volumes from surplus capacities of other carriers. In both its national and international Network Services activities, the T-Systems division also achieved a leap forward in technology relating to the widespread introduction of MPLS – Multi Protocol Label Switching – which enables T-Systems to deliver a higher level of service quality to its customers. T-Systems believes that the outsourcing contracts received in the second and third quarters of 2003 are also due to this improved quality of performance.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31,
	2003	2002 (2)	% Change	2003	2002(2)	% Change	2002 (2)
	millions of € (except where indicated)

Total revenue (1)	2,617	2,588	1.1	7,744	7,667	1.0	10,489
Results from ordinary business activities	10	(1,111)	n.m.	(79)	(1,651)	95.2	(1,990)
Financial income (expense), net	(5)	(47)	89.4	(29)	(82)	64.6	(118)
Depreciation and amortization	(373)	(1,006)	62.9	(1,120)	(2,016)	44.4	(2,616)
Other taxes	(1)	(2)	50.0	(6)	(6)	n.m.	(9)

Number of employees (3)	41,706	43,513	(4.2)	42,446	43,473	(2.4)	43,482

_______________

n.m. – not meaningful

(1)

Total revenue includes revenue between divisions and agency business. For more information, please refer to “Reconciliation to new structures.”

(2)

Different from amounts report in previous year due to a change to cost-of-sales accounting. For further information, please refer to “Reconciliation to new structures.”

(3)

Average number of employees during the period.

The total revenue generated by T-Systems during the first nine months of the current financial year increased slightly compared with the first nine months of 2002. This increase is primarily due to the seven percent revenue growth in the Telecommunications unit, whereas overall revenue from the IT unit in the first nine months was down four percent compared with the same period last year. Total revenue for systems integration (SI) for the first nine months declined by five percent year-on-year, while revenue for desktop services (DS) fell nine percent. In contrast, computing services (CS) was able to maintain an almost constant level of revenue compared with the first nine months of 2002. Because of the reorganized agency business structures between T-Systems, T-Com and T-Mobile introduced on January 1, 2003, the prior-period comparative revenue figures reported for T-Systems have been adjusted. The new structure relates to revenue from standard products, which was previously allocated to T-Systems, and is now reported by T-Com and T-Mobile, as appropriate, with T-Systems receiving a commission on products that it sells on behalf of T-Com and T-Mobile.

Although revenues increased marginally, results from ordinary business activities in the third quarter of 2003 and for the nine months of 2003 reflect a substantial year-on-year improvement.  This is primarily the result of a decline in operational costs, particularly selling costs and other operating expenses. In both the third quarter and the first nine months of the year as a whole, these expenses decreased by double-digits when compared with the respective periods of the previous year. The third quarter of 2003 also saw a reduction in general and administrative costs and in the cost of sales as compared with the same period in 2002, primarily as a result of cost savings in rental and leasing expenses, maintenance and losses on accounts receivables as well as other expenses.

T-Systems had a total of 41,566 employees at the end of September 2003, 1,726 fewer than at the end of 2002. This is mainly due to the transfer of T-Systems Deutsche Telekom Trainings GmbH to Group Headquarters & Shared Services, as well as staff reductions resulting from the sale of Telecash, SIRIS, Multilink and Soleri Iberica. The first-time consolidation of Detecon Consulting Espana resulted in an increase in employees.  Personnel reductions in 2003 resulted in a decrease in personnel costs of nearly 10 percent compared to the same period of 2002.

T-Mobile

T-Mobile International Holding GmbH currently provides mobile communications services through its majority shareholdings in Germany, the United Kingdom, the United States, Austria, the Netherlands and the Czech Republic.  In addition, T-Mobile International holds minority shareholdings in Poland and Russia. Effective September 30, 2002, T-Mobile Netherlands became a wholly-owned subsidiary of T-Mobile International.

	As of September 30, 2003	As of December 31, 2002	% Change (6)	As of September 30, 2002	% Change (6)
	(millions, except percentages)

Mobile communications subscribers
Total (1)	57.7	53.9	7.1	51.2	12.7
of which: T-Mobile Deutschland	25.6	24.6	4.1	23.8	7.6
of which: T-Mobile USA (2)	12.1	9.9	22.2	8.9	36.0
of which: T-Mobile UK (3)	12.4	12.4	0.0	11.8	5.1
of which: T-Mobile Austria	2.0	2.0	0.0	2.0	n.m.
of which: T-Mobile CZ (RadioMobil)	3.7	3.5	5.7	3.3	12.1
of which: T-Mobile Netherlands (4) (Ben)	1.8	1.4	28.6	1.4	28.6

_______________

n.m. – not meaningful

(1)

Number of subscribers of the fully consolidated subsidiaries included within our T-Mobile division including subscribers of Virgin Mobile who use our T-Mobile UK network.

(2)

Including T-Mobile USA, Inc. and Powertel, Inc.

(3)

Including subscribers from our 50/50 joint venture with Virgin Mobile. As of September 30, 2003, there were approximately 3.1 million subscribers in the Virgin Mobile joint venture.

(4)

T-Mobile Netherlands was fully consolidated beginning September 30, 2002, presented on a pro forma basis to facilitate comparison.

(5)

Percentages calculated on the basis of figures shown.

The T-Mobile division was once again the most significant driver of the Group’s growth in the third quarter of 2003. The division continued to successfully implement its strategy of qualitative growth in important markets, with increases in fixed-term contract subscribers. At September 30, 2003, 49 percent of all customers were fixed-term contract subscribers, compared with 45 percent one year previously. The subscriber base of the mobile communications companies of T-Mobile International Holding GmbH increased further in the third quarter of 2003, both year-on-year and quarter-on-quarter. Compared with the end of 2002, 3.8 million new additions were recorded in the consolidated Group for the first nine months of 2003, including 2.2 million subscribers in the U.S. and 1.6 million in Europe. T-Mobile further extended its subscriber base, especially in the U.S., where the number of subscribers rose by 36 percent year-on-year. Subscriber numbers in Europe increased 7.7 percent year-on-year at September 30, 2003.

ARPU Reconciliation (1)

Average Revenue per User (ARPU). We use ARPU to measure the average monthly services revenues on a per subscriber basis. We believe that ARPU provides management with useful information concerning the financial performance of our product and service offerings and our ability to attract and retain high-value customers. We calculate ARPU as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including our subscribers’ roaming revenues and monthly subscription fees, divided by our average subscribers for the period. The revenues we use in the calculation of ARPU exclude revenues from equipment sales and customer activations because they do not represent ongoing subscriber revenue streams and revenues from visitor roaming, virtual network operators and other revenues because they are not generated directly by our subscribers. Non-GAAP financial measures are not prepared in accordance with German GAAP or U.S. GAAP and are not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies. Non-GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under German GAAP or U.S. GAAP.

For the three months ended September 30, 2003	T-Mobile Deutschland	T-Mobile USA (2)	T-Mobile UK	T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands (7)
	millions of € (except where indicated)

Total revenue (4)	2,208	1,974	1,090	277	195	225
less Terminal equipment	197	262	107	18	7	10
less Other (5)	80	136	111	67	14	16
Service revenue relevant to ARPU (CoS)	1,931	1,576	872	192	174	199
Average subscribers (in millions)	25.4	11.8	9.4	2.0	3.6	1.8
ARPU/month (in €) (6)	25	45	31	32	16	38

For the three months ended September 30, 2002	T-Mobile Deutschland	T-Mobile USA (2)	T-Mobile UK	T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands (7)
	millions of € (except where indicated)
Total revenue (4)	2,069	1,565	1,054	257	186	n.a.
less Terminal equipment	187	231	135	24	6	n.a.
less Other (5)	67	112	83	45	15	n.a.
Service revenue relevant to ARPU (CoS)	1,815	1,222	836	188	165	n.a.
Average subscribers (in millions)	23.5	8.4	9.5	2.0	3.2	n.a.
ARPU/month (in €) (6)	26	48	29	31	17	n.a.

_______________

n.a. – not applicable

(1)

ARPU is a non-GAAP financial measure because it is calculated using subscriber service revenue. The closest GAAP measure is total revenue. Although management uses ARPU calculated using subscriber service revenue in the operation of our mobile business, for comparative purposes, monthly ARPU for the three months ended September 30, 2003 is calculated using total revenue is as follows:  T-Mobile Deutschland: EUR 29;  T-Mobile USA:  EUR 56;  T-Mobile UK: EUR 39; T-Mobile Austria: EUR 46; T-Mobile CZ: EUR 18; and T-Mobile Netherlands: EUR 42.

(2)

Includes T-Mobile USA, Inc. and Powertel, Inc.

(3)

Excluding subscribers from our 50/50 joint venture with Virgin Mobile.

(4)

These amounts relate to the companies' respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.

(5)

Activation fees, virtual network operator (VNO) revenues, visitor revenues and other operating revenues.

(6)

Differences in the figures may be a result of rounding.

(7)

T-Mobile Netherlands was fully consolidated beginning September 30, 2002.

T-Mobile Deutschland reconfirmed its position as one of the leading providers in the German mobile communications market in the third quarter of 2003. More than 60 percent of the 370 thousand net additions were fixed-term contract subscribers. The number of new subscribers is significant in light of the high penetration rate in the German market. At the end of the third quarter of 2003, the fixed-term contract subscriber segment accounted for a total of 47 percent of the customer base. The monthly churn rate (for a definition of churn rate and the manner in which it is calculated in each geographic market, refer to “Item 4. Information on the Company – Description of Business Divisions – T-Mobile – Principal Markets” in our 2002 Annual Report on Form 20-F/A) of 1.4 percent was kept constant at the level of the previous quarters. Monthly ARPU in the third quarter of 2003 was EUR 25, slightly lower than in the same period last year, but slightly higher than the figure of EUR 24 in the second quarter of 2003.

T-Mobile USA increased its customer base by about 670 thousand new subscribers in the third quarter of 2003. Of the total 12.1 million subscriber base at the end of September 2003, more than 89 percent were fixed-term contract subscribers. Compared with the second quarter of 2003, the churn rate in the third quarter of 2003 rose slightly to 3.3 percent per month. Monthly ARPU remained constant at USD 50 compared with the previous quarter. The strength of the euro as compared with the U.S. dollar meant that ARPU expressed in euros increased slightly quarter-on-quarter to EUR 45.

In the third quarter of 2003, the number of subscribers at T-Mobile UK decreased by 113 thousand compared with the prior quarter due primarily to the streamlining of its inactive prepay customer base. However, approximately 123 thousand new fixed-term contract subscribers were added during the same period.  The percentage of fixed-term contract subscribers increased 20 percent compared with the end of 2002 to 2.5 million subscribers. The monthly churn rate increased to 4.2 percent compared to the previous quarter, also as a result of the streamlining of the inactive customer base.  With respect to fixed-term contract subscribers, the churn rate decreased from 2.4 percent in the second quarter to 2.2 percent in the third quarter of 2003. As a result of higher usage of voice services and a greater proportion of fixed-term contract subscribers, monthly ARPU increased to GBP 22 in the third quarter of 2003, up from GBP 21 in the previous quarter. As measured in euros, this corresponded to an increase from EUR 29 to EUR 31.

T-Mobile Austria subscriber base remained relatively stable in the third quarter of 2003 at 2 million compared to the second quarter of 2003. Compared with the second quarter of 2003, the percentage of fixed-term contract subscribers improved slightly to 47 percent. The overall monthly churn rate increased slightly to 1.7 percent. Monthly ARPU grew to EUR 32, an increase on the EUR 31 recorded both in the third quarter of 2002 and the second quarter of 2003.

T-Mobile CZ reported an expansion in its subscriber base in the third quarter of 2003 and again improved its customer structure. Of the 84 thousand new additions, 48 thousand were fixed-term contract subscribers. Monthly ARPU increased quarter-on-quarter at EUR 16. Due to exchange rate fluctuations, this was lower than the ARPU figure of EUR 17 achieved in the third quarter of 2002. The churn rate fell quarter-on-quarter from 1.1 percent to 0.9 percent.

T-Mobile Netherlands added 150 thousand new customers quarter-on-quarter. Monthly ARPU decreased EUR 1 quarter-on-quarter to EUR 38 in the third quarter of 2003. The churn rate fell from 4.2 percent in the second quarter of 2003 to 2.1 percent in the third quarter of 2003.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31,
	2003	2002	% Change	2003	2002	% Change	2002
	millions of € (except where indicated)

Total revenue (1)	5,920	5,105	16.0	16,787	14,245	17.8	19,735
T-Mobile Deutschland (2)	2,208	2,069	6.7	6,297	5,790	8.8	7,801
T-Mobile USA (2) (3)	1,974	1,565	26.1	5,423	4,361	24.4	6,138
T-Mobile UK (2)	1,090	1,054	3.4	3,186	2,903	9.7	3,997
T-Mobile Austria (2)	277	257	7.8	809	754	7.3	1,034
T-Mobile CZ (RadioMobil) (2)	195	186	4.8	564	511	10.4	705
T-Mobile Netherlands (Ben) (2) (4)	225	n.m.	n.m.	626	n.m.	n.m.	162
Results from ordinary business activities (5)	239	(21,985)	n.m.	637	(23,528)	n.m.	(23,754)
Financial income (expense), net	(189)	(508)	62.8	(781)	(1,108)	29.5	(1,432)
Depreciation and amortization	(1,298)	(22,753)	94.3	(3,857)	(26,212)	85.3	(27,285)
Other taxes	(22)	(15)	(46.7)	(75)	(58)	(29.3)	(75)
Investments in property, plant and equipment and intangible assets (6)	(658)	(753)	12.6	(1,648)	(2,014)	18.2	(3,484)

Number of employees (7)	41,708	38,937	7.1	41,440	38,283	8.2	38,943

_______________

n.m. – not meaningful

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH, including T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA, Inc., Powertel, Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V., as well as minority shareholdings in OJSC Mobile TeleSystems, Russia (MTS) and Polska Telefonia Cyfrowa, Poland (PTC).

(1)

Total revenues include inter-segment revenues.

(2)

These amounts relate to the companies' respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.

(3)

Includes T-Mobile USA, Inc. and Powertel, Inc.

(4)

2002 figures include three months only as T-Mobile Netherlands was consolidated beginning September 30, 2002.

(5)

Different from amounts reported in the previous year due to a change to cost-of-sales accounting. For further information, please refer to “Reconciliation to new structures.”

(6)

Excluding goodwill.

(7)

Average number of employees during the period.

As in the second quarter of 2003, the significant year-on-year improvement in the T-Mobile division’s total revenue in both the third quarter and the first nine months of 2003 was due to the substantial increase in the number of subscribers and to higher revenue per customer. In addition, the first-time consolidation of T-Mobile Netherlands has had a positive effect since the fourth quarter of 2002. Excluding revenue from the consolidation of T-Mobile Netherlands, revenue increased by 13 percent in the third quarter of 2003 compared with the same period last year. Revenue growth at T-Mobile Deutschland was driven primarily by an increased customer base, as was the increase in revenue at T-Mobile USA. Measured in local currency, revenue at T-Mobile USA increased by more than 45 percent year-on-year, although currency translation adjustments reduced the level of revenue growth when translated into euros. The improvement in revenue at T-Mobile UK is attributable to both higher monthly ARPU and the enlarged subscriber base. Measured in local currency, revenue increased by approximately 14 percent in the UK compared with the third quarter of 2002. Increased profitable growth with new subscribers was the main revenue driver at T-Mobile Austria, T-Mobile CZ and T-Mobile Netherlands.

The improvement in the results from ordinary business activities in the third quarter of 2003, both year-on-year and quarter-on quarter, was due primarily to increased fixed-term contract subscribers, economies of scale and synergy effects, as well as lower amortization of goodwill and licenses as compared to the third quarter of 2002.

With the continued business growth, T-Mobile slightly increased the average number of employees in the third quarter compared with the second quarter of 2003 and the third quarter of 2002. However, the average number of employees for the third quarter of 2003 approximates the average number of employees for the first quarter of 2003.

T-Online

Through T-Online International AG, our T-Online division operates a combined business model comprising Internet access and non-access activities. It is one of the largest Internet access providers in Germany.  Through its subsidiaries and associated companies, it is also present in France, Spain, Portugal, Austria and Switzerland.

	As of September 30, 2003	As of September 30, 2002	% Change (1)	As of December 31, 2002	% Change (1)
	(millions, except percentages)
T-Online subscribers	12.90	11.85	8.86	12.24	5.4
of which: T-Online (Germany)	10.57	9.68	9.19	9.96	6.1
of which: Rest of Europe	2.33	2.17	7.37	2.28	2.2
DSL subscribers in total	3.43	2.48	38.31	2.80	22.5

_______________

(1)

Percentages calculated on the basis of figures shown.

As of September 30, 2003, 12.9 million subscribers had selected T-Online as their Internet access provider. This corresponds to an increase on the previous year of over one million new subscribers. This growth is primarily based on T-Online’s extensive, customized range of broadband products. Year-on-year, more than 950,000 new subscribers had selected a T-DSL access by the end of the third quarter. With more than 200,000 new broadband subscribers added in the third quarter of 2003, T-Online exceeded the 170,000 new additions recorded in the second quarter.

Of the 10.57 million subscribers in Germany at September 30, 2003, 3.21 million surf the Internet using a broadband access. This means that, in the third quarter of 2003, 30 percent of the total customer base were broadband subscribers. The high level of demand for the T-DSL flat rate continued in the third quarter: With a T-DSL flat rate subscriber base of approximately 1.9 million, an increase of around 28 percent as compared with September 30, 2002. An increase of 68,000 subscribers in the third quarter of 2003 was recorded for the volume-based T-DSL rates introduced in the fall of last year. By September 30, 2003, a total of 245,000 subscribers had signed up for a volume rate plan. This number represents an increase of 38 percent compared with the second quarter of 2003. In the third quarter of 2003, the narrowband business continued the trend of a slowdown in the strong growth of the last few years. Broadband access was the driving force for growth in the international subsidiaries. At September 30, 2003, there were approximately 220,000 broadband subscribers in the operations outside of Germany compared with approximately 120,000 at the end of the same period last year. The French subsidiary Club Internet and the Spanish subsidiary Ya.com again experienced especially strong growth. Club Internet increased its base of ADSL subscribers by around 80 percent compared with the same period last year. Ya.com’s customer base increased by more than 110 percent in the first nine months of 2003 compared with the first nine months of 2002.

Given the growing customer willingness to pay for content and services, T-Online's paid content product offering was further expanded. The total range of products based on broadband technology will become considerably more relevant in the next few years. T-Online has also positioned itself in the access business with its offer of Internet access via wireless local area networks (W-LANs) in specific public places.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31,
	2003	2002 (2)	% Change	2003	2002 (2)	% Change	2002(2)
	millions of € (except where indicated)

Total revenue (1)	453	383	18.3	1,347	1,121	20.2	1,584
Germany	411	345	19.1	1,224	1,021	19.9	1,444
Rest of Europe	42	38	10.5	123	100	23.0	140
Results from ordinary business activities	103	(274)	n.m.	126	(423)	n.m.	(471)
Financial income (expense), net	123	(203)	n.m.	177	(157)	n.m.	(137)
Depreciation and amortization	(104)	(106)	1.9	(311)	(314)	1.0	(435)
Other taxes	0	0	n.m.	0	(2)	n.m.	(2)

Number of employees (4)	2,646	2,577	2.7	2,644	2,508	(5.4)	2,536

_______________

n.m. – not meaningful

Amounts presented in accordance with German GAAP, as applied throughout the Group, which differ from those published in the reports of T-Online International AG in accordance with IFRS.

(1)

Total revenue includes inter-segment revenue.

(2)

Different from amount reported in previous year due to a change to cost-of-sales accounting. For further information, please refer to “Reconciliation to new structures.”

(3)

Excluding goodwill.

(4)

Average number of employees during the period.

In the third quarter of 2003, the T-Online division again recorded an increase in total revenue. The third quarter saw slight growth compared with the total revenue reported in the second quarter of 2003, but substantial growth compared to the third quarter of 2002. This is mainly due to the growing customer base, particularly in the higher-value broadband business which generates more revenue per customer, but also the increasing demand for content and services. Increased utilization of news, e-mail, and chat forums has led to users spending more time online, which contributed to an increase in revenue. This can also be seen in the increase of the average volume of minutes spent on the Internet per subscriber per month from 2,837 minutes in the first nine months of 2003 compared with 2,007 minutes in the first nine months of 2002. This development is particularly encouraging because the geopolitical situation in the first quarter boosted customer demand for information, resulting in greater Internet usage.  The continued growth in the number of broadband customers was the most significant factor driving the growth in T-Online’s total revenue in the third quarter, compared with both the second quarter and first nine months of the previous year. All amounts and disclosures relating to the operational development of the T-Online division for 2002 are presented without the figures for DeTeMedien, which had been transferred to the T-Com division as of January 1, 2003.

As in the first two quarters of 2003, the substantial quarter-on-quarter and year-on-year increase in results from ordinary business activities to EUR 103 million in the third quarter of 2003 is again primarily attributable to the economies of scale achieved through customer growth in high-quality price segments. As well as the positive trend of revenue and gross margin, the cost of sales also increased at a lower rate both compared with the prior-year quarter and the first nine months of 2002. Due to the positive business development of comdirect bank AG, an investee company, which was also reflected in the share price, a partial reversal of prior write-downs of the net carrying amount of EUR 96 million was recorded in the third quarter of 2003, which also contributed to positive results from ordinary business activities.

The average number of employees rose slightly in the third quarter of 2003 as a consequence of T-Online’s business expansion. By contrast, the aggregate workforce in the subsidiaries and associated companies decreased as a result of the sale of shares in auto.t-online GmbH & Co. to the co-shareholder Motorpresse Stuttgart in the third quarter, the sale of t-info GmbH to DeTeMedien effective April 1, 2003, and further reorganizations of the international subsidiaries.

Group Headquarters & Shared Services

The internal reorganization of Deutsche Telekom to create a virtual strategic management holding company was completed, both in terms of organization and staffing, in the first half of 2003. As part of the reorganization, those units that had formerly been subsumed under “Other” have now been renamed “Group Headquarters & Shared Services.” Managing the Group headquarters in this way, coupled with a substantial streamlining and decentralization of the organization, is intended to further enhance the competitive strength of all units in the Group. According to the division of responsibilities between Group headquarters and the operating divisions, the latter assume full responsibility for managing operational businesses, while Group headquarters is now primarily responsible for strategic and cross-divisional management functions. All other operating functions not directly related to the core business of the divisions are now assumed by Shared Services, which includes Vivento (formerly referred to as the Personnel Service Agency), Billing Services, the real estate business and DeTeFleetServices GmbH, as well as other shared services, including Group Auditing, Deutsche Telekom Training GmbH, Human Resources Management, Inhouse Consulting Telekom, Leipzig College, Group Security, Financial Statements and Accounting, SolvenTec GmbH, SAF GmbH, and DeTeAssekuranz GmbH.

Vivento, with its nationwide organizational structure, continued to support the workforce reduction we announced in the fourth quarter of 2002. This decision was made against the background of the difficult labor market and the need to be able to compete with other state and privately-run personnel service agencies. Vivento’s main aim is to implement our planned comprehensive staff restructuring measures with increased efficiency and social awareness. In addition to the individual placements made to date, in the future, personnel will be placed in major projects and individual staff-intensive operations will be set up. By September 30, 2003, approximately 12,100 employees had been transferred to Vivento, approximately 3,600 of them during the third quarter of 2003. Most employees in Vivento originated from T-Com, and were transferred as part of the division's programs to increase efficiency.

At September 30, 2003, almost 2,000 employees had found new jobs within and outside the Group since the beginning of the year, 1,200 in the third quarter of 2003. In September 2003, approximately 2,700 employees were given the opportunity to enter new working areas in temporary employment within the Group, and a further 600 outside the Group. By developing new and additional expertise, these employees are better qualified for placement in permanent jobs. At the end of the third quarter of 2003, 10,100 employees were in Vivento, of which 9,800 had been transferred from other units and 300 were permanent staff. By the end of 2003, it is expected that the number of additional employees transferred to Vivento will increase by approximately 5,000 to 6,000.

In pursuit of the monetization of assets strategy, additional real estate assets were sold in the third quarter of 2003, generating cash inflows of EUR 0.2 billion. Thus, the total cash inflows from real estate sales in the first nine months of 2003 amounted to approximately EUR 0.6 billion, a large portion of which resulted from sales agreements that were concluded in 2002.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31, 2002 (2)
	2003	2002 (2)	% Change	2003	2002 (2)	% Change
		millions of € (except where indicated)

Total revenue (1)	1,056	1,250	(15.5)	3,220	3,173	1.5	4,411
Results from ordinary business activities	(878)	(1,201)	26.9	(2,330)	(3,932)	40.7	(4,690)
Financial income (expense), net	(664)	(860)	22.8	(1,812)	(2,564)	29.3	(3,603)
Depreciation and amortization	(195)	(307)	36.5	(694)	(947)	26.7	(1,298)
Other taxes	(10)	(22)	54.5	(39)	(40)	2.5	(236)
Number of employees (3)	26,261	17,554	49.6	23,868	17,724	34.7	17,870

_______________

(1)

Total revenue includes inter-segment revenues.

(2)

Different from amount reported in previous year due to a change to cost-of-sales accounting. For further information, please refer to “Reconciliation to new structures.”

(3)

Average number of employees during the period.

The total revenue from the activities of Group Headquarters & Shared Services in the first nine months of 2003 was strongly influenced by the baseline effects of organizational changes in prior periods. Since the formation of DeTeFleetServices GmbH on July 1, 2002, the services rendered by this cross-divisional vehicle fleet management entity have been recognized as revenue, and therefore no prior-year figures exist for the revenue generated in this segment in the first six months of 2003. Furthermore, the spin-off of the operational business of T-Mobile Deutschland’s antenna support portfolio to DFMG (Deutsche Funkturm GmbH) in the fourth quarter of 2002 also led to a revenue contribution in the first nine months of 2003.

Compared with the first nine months of 2002, the results from ordinary business activities improved in the first nine months of 2003. This improvement was due primarily to the non-recurrence of the valuation adjustment and losses on the sale of France Telecom shares and other investments in noncurrent securities totaling EUR 997 million in the first nine months of 2002 which resulted in a decrease in financial expense. Furthermore, gains aggregating approximately EUR 160 million were recognized on the sale of shares of Satelindo and there was a decrease in depreciation and amortization of EUR 253 million due to the reduced real estate portfolio and the non-recurrence of certain one-time effects related to real estate. Additionally, gains were also recognized in the first nine months relating to the sale of shares of Eutelsat S.A. (EUR 65 million), Joint Venture UMC (Ukranian Mobile Communications) (EUR 54 million) and Celcom (Malaysia) Sdn.Bhd. (EUR 20 million). Transfer payments of EUR 131 million by T-Com for staff transferred to Vivento during the first half of 2003 also contributed to the improved results. A valuation adjustment for pension accruals in the second quarter of 2003 and an accrual of EUR 24 million recognized in the third quarter of 2003 for employee severance payments gave rise to a special charge against earnings in the aggregate amount of EUR 50 million.

As of September 30, 2003, the number of employees in Group Headquarters & Shared Services was 23,868. The increase compared with the prior-year period was primarily due to the transfer of employees from other divisions to Vivento.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows.

	For the nine months ended September 30,
	2003	2002
	(millions of €)

Net cash provided by operating activities	11,044	10,139
Net cash used for investing activities	(3,456)	(10,262)
Net cash used for financing activities	(1,942)	(941)
Effect of foreign exchange rate changes on cash and cash equivalents	(20)	(9)
Net increase (decrease) in cash and cash equivalents (1)	5,626	(1,073)
Cash and cash equivalents, at beginning of period	1,712	2,738
Cash and cash equivalents, at end of period	7,338	1,665

____________

(1)

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net Cash Provided by Operating Activities

Net cash provided by operating activities in the first nine months of 2003 amounted to EUR 11.0 billion. This represents an increase of EUR 0.9 billion, primarily as a result of EUR 0.7 billion in cash generated from operations and reduced net interest payments of EUR 0.2 billion.

Net Cash Used for Investing Activities

During the nine-month period ended September 30, 2003, our net cash used for investing activities amounted to EUR 3.5 billion, primarily as a result of cash outflows for investments aggregating EUR 3.9 billion and net cash outflows for short-term investments aggregating EUR 2.9 billion. These amounts were partially offset by cash inflows from dispositions of noncurrent assets aggregating EUR 3.3 billion (primarily relating to the sale of our cable businesses).  The cash outflow in the first nine months of the prior year amounted to EUR 10.3 billion.  Additionally, lower cash outflows for investments in property, plant and equipment (EUR 1.7 billion) contributed to the decrease in investing activities, as well as the acquisitions of T-Systems ITS (formerly debis Systemhaus) (EUR 4.7 billion) and T-Mobile Netherlands (EUR 1.7 billion) both in 2002 without comparable acquisitions in 2003.

Net Cash Used for Financing Activities

Net cash used for financing activities increased by EUR 1.0 billion in the first nine months of 2003  to EUR 1.9 billion compared with the same period in the previous year. Net additions to medium-term and long-term borrowings decreased by EUR 2.0 billion in 2003, primarily due to the issuance of a convertible bond, offset in part by the repurchase of bonds issued by T-Mobile USA.  The net change in short-term debt for the first nine months of 2003 increased by EUR 0.6 billion compared to the same period of 2002. The financial year 2002 included the payment of dividends of EUR 1.6 billion for financial year 2001. We did not pay dividends for 2002 or 2003.  However, the Board of Management intends to recommend reinstatement of the dividend for the 2004 financial year, payable in 2005.

Capital Resources

The following table summarizes our indebtedness as of September 30, 2003 and December 31, 2002:

	As of September 30, 2003	As of December 31, 2002	Chang	% Change
	(in millions of €)

Bonds and debentures	55,223	56,752	(1,529)	(2.7)
Liabilities to banks	4,357	6,292	(1,935)	(30.7)
Total Debt	59,580	63,044	(3,464)	(5.5)

The following table summarizes the development of liquid assets:

	As of September 30, 2003	As of December 31, 2002	Change	% Change
	(in millions of €)

Total Liquid assets	10,688	1,905	8,783	461.0

Our debt position on September 30, 2003, decreased from the 2002 year-end level of EUR 63.0 billion to EUR 59.6 billion due to the repurchase of T-Mobile USA bonds and the redemption of medium term notes and other loans at maturity. The Federal Republic guarantees EUR 14.1 billion of our debt obligations. For 2003, we have set as a key objective the continued reduction of our debt position to support our credit standing, address investor concerns about our debt burden and enhance our long-range flexibility and growth.

In the first three quarters of 2003, we decreased our debt and increased our liquid financial assets through a combination of factors. Among the major contributions were cash generated from operations (EUR 11.0 billion), the sale of the remaining six regional cable companies (EUR 1.8 billion) and several minority shareholdings (EUR 0.9 billion), as well as real estate disposals (EUR 0.6 billion). Our debt position was also affected by changes in balance sheet working capital values, in addition to a positive effect of changes in foreign currency exchange rates (EUR 1.3 billion) principally related to the ongoing weakening of the U.S. Dollar against the Euro.

The reason for our strong position in liquid financial assets is the redemption of a fixed rate bond of EUR 2.6 billion, which matured on October 1, 2003, and several bonds and medium-term-notes amounting to an aggregate of EUR 2.1 billion, which were due in the next two quarters.

In February 2003, we generated proceeds of approximately EUR 2.3 billion from the issuance of mandatory convertible bonds. The bonds are convertible into shares of Deutsche Telekom AG no later than June 1, 2006 at a conversion rate that, depending on share price performance, may vary from 3,417.1769 shares to 4,237.2881 shares for each bond (EUR 50,000 notional amount). The conversion of the bonds will result in an increase in shareholders’ equity and, upon conversion, dilution to currently outstanding shares. The bonds bear interest at 6.5% per annum.

On June 30, 2003, T-Mobile USA repurchased bonds via a successful tender offer with a face amount of USD 1.1 billion.

On July 15, 2003, our Dutch finance subsidiary, Deutsche Telekom International Finance N.V., issued a series of bonds in the principal amount of USD 2 billion, which were guaranteed by us. The bonds were issued in two tranches: a USD 1.25 billion ten-year tranche and a USD 750 million five-year tranche. The ten-year tranche, which matures on July 22, 2013, has an interest rate of 5.25 percent and the five-year tranche, which matures on July 22, 2008, has an interest rate of 3.875 percent. Proceeds of these bonds were used to refinance debt which was approaching maturity and to strengthen our liquidity position.

On August 19, 2003, we repurchased T-Mobile USA bonds in an amount of USD 36 million.

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds, medium term notes and commercial paper issued in various jurisdictions and in various currencies. Further sources of liquidity are committed credit facilities, consisting of bilateral credit agreements and syndicated loans.

Interest Step-Up Provisions and Credit Ratings

On June 24, 2003 Moody’s changed the outlook from stable to positive for our Baa3 senior unsecured debt rating. Standard and Poor’s affirmed its BBB+ on our senior unsecured debt rating with a stable outlook on July 10, 2003.  In the first nine months of 2003 we issued EUR 2.4 billion medium term notes with a step-up in interest trigger. In the event of a change in the ratings of our senior unsecured debt rating given by Moody’s and/or Standard and Poor’s that causes both ratings by the two agencies to be below Baa1 by Moody’s and BBB+ by Standard and Poor’s, the interest rates on these notes will increase by 50 basis points. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 11.8 million per annum.

Lines of Credit

On September 30, 2003, we and our subsidiaries had committed credit facilities with banks totaling approximately EUR 17.7 billion, as well as credit facilities on demand of approximately EUR 0.5 billion.  The credit facilities include two syndicated loan facilities: one having Deutsche Telekom AG and its Dutch finance subsidiary, Deutsche Telekom International Finance B.V., as borrowers (the “DT loan facility”), in the aggregate amount of EUR 9.0 billion (Tranche B (EUR 3.0 billion) expired on August 11, 2003), and one having T-Mobile UK as borrower (the “T-Mobile UK loan facility”) in the aggregate amount of GBP 2.8 billion (EUR 3.9 billion).  On September 30, 2003, there were no outstanding borrowings under the DT loan facility. Under the T-Mobile UK loan facility GBP 1.0 billion (EUR 1.5 billion) was outstanding on September 30, 2003.

Also included in our Group’s credit facilities are committed lines of credit through multiple bilateral unsecured credit agreements with various banks which are usually on a revolving basis. On September 30, 2003, we had committed lines of credit through these agreements totaling EUR 4.79 billion.  The interest and commitment fees payable on these facilities are based upon the terms of each specific contract. Approximately EUR 0.47 billion in aggregate principal amount was outstanding under these agreements on September 30, 2003.

Our bank loan agreements contain customary provisions relating to defaults and material adverse changes affecting Deutsche Telekom AG and/or the relevant borrower.  As a result of these provisions, the non-payment of a significant amount of debt when due or the acceleration of due dates can result in all or part of our bank debt becoming due or make our committed lines of credit unavailable.  Our syndicated loan facilities and, on September 30, 2003, EUR 0.9 billion of our bilateral credit agreements each contain a financial covenant that requires us to maintain a ratio of EBITDA to net interest payable, each as defined therein, of 3:1, tested for each twelve month period ending in June and December of each year. On June 30, 2003, we were in full compliance with these covenants.  The covenants in our loan agreements also set conditions for permitted security interests, disposals and certain types of additional borrowings and guarantees.  We do not expect that these negative covenants will materially affect our debt reduction plans or our ability to raise capital as needed.

Capital Requirements

Our funding sources during 2003 primarily consist of cash flow from operations, proceeds from the sale of interests in certain subsidiaries and affiliates, proceeds from the sale or other monetization of assets (including real estate) and through external financing in the debt market. We cannot, however, offer assurances that we will be able to meet all our cash flow and deleveraging objectives.  For further information concerning risks associated with our liquidity management, see “Item 3. Key Information—Risk Factors” contained in our Annual Report on Form 20-F/A for the year ended December 31, 2002.

Capital Expenditures and Investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the nine months ended September 30,
	2003	2002	Change	% Change
	(millions of €, except percentages)

Capital expenditures	3,651	5,475	(1,824)	(33.3)
Investments	248	6,676	(6,428)	(96.3)
Proceeds from sales of non-current assets and investments	(3,334)	(1,116)	(2,218)	n.m.
Other	2,891	(773)	3,664	n.m.
Net cash used for investing activities	3,456	10,262	(6,806)	(66.3)

_______________

n.m. – not meaningful

Capital Expenditures

The following table provides information about our capital expenditures for the years presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the nine months ended September 30,
	2003	2002	Change	% Change
	(millions of €, except percentages)

Intangible assets (excluding goodwill)	402	566	(164)	(29.0)
Fixed networks	858	1,748	(890)	(50.9)
Mobile networks	352	520	(168)	(32.3)
Buildings	66	95	(29)	(30.5)
Other capital expenditures	1,973	2,546	(573)	(22.5)
Total capital expenditures	3,651	5,475	(1,824)	(33.3)

The reduction in total capital expenditures in the first nine months of 2003 compared to the same period of 2002 reflects the further reduction in our capital spending as fixed networks have been completed and there have been reductions made to reduce cash outflows. Capital expenditures for fixed networks relating to transmission and radio equipment (EUR 0.8 billion) and telecommunications lines (EUR 0.2 billion) decreased  in the first nine months of 2003. Other capital expenditures included advance payments and construction in progress, which decreased primarily as a result of the reduction in expenditures for fixed networks under construction (EUR 0.4 billion).  We expect  that capital expenditures for 2003 relating to intangible assets (excluding goodwill) and property, plant and equipment, will not exceed EUR 7 billion.

Investments

Investments in subsidiaries, associated companies and other financial assets amounted to EUR 0.2 billion in the first nine months of 2003. The significant decrease is primarily attributable to the cash outflow for the full acquisition of T-System ITS GmbH (EUR 4.7 billion) and T-Mobile Netherlands (EUR 1.7 billion) in the first nine months of 2002.

Contractual Obligations and Other Commitments

At September 30, 2003, we had contractual cash obligations for accruals totaling EUR 15.3 billion and liabilities totaling EUR 70.1 billion. In addition, we have other financial obligations for payments to special pension funds, purchase commitments, commitments arising from transactions not yet settled and operating leases.

Financial Indebtedness

The following table summarizes financial indebtedness recorded in our balance sheet under liabilities as of September 30, 2003:

		Payments due by period
	Total	Less than 1 Year	1-5 Years	After 5 Years
	(millions of €)

Financial indebtness
Bonds and debentures	55,223	11,175	26,545	17,503
Liabilities to banks	4,357	672	2,605	1,080
Total Debt	59,580	11,847	29,150	18,583

For more information regarding our indebtedness refer to “— Liquidity and Capital Resources — Capital Resources” and note (11) in the condensed consolidated financial statements.

At September 30, 2003, the undiscounted value of capital lease obligations amounted to EUR 933 million (EUR 965 million at December 31, 2002), primarily for office buildings with varying terms of up to 25 years.

Other Financial Obligations

Other financial obligations at September 30, 2003, consisted of the following:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)

Present value of payments to special pension fund	8,760	831	7,929
Purchase commitments for interest in other companies	588	79	509
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	1,939	1,674	265
Commitments arising from transactions not yet settled	633	547	86
Operating leases	11,027	1,627	9,400
Other financial obligations	17	6	11
Total other financial obligations	22,964	4,764	18,200

The purchase commitments for interest in other companies declined by EUR 0.2 billion, primarily as a result of an adverse determination of the arbitration panel relating to T-Mobile’s claim of exercising its right to acquire additional shares in PTC.

Purchase commitments for capital projects in progress including obligations arising from future expenditures increased by EUR 0.7 billion compared with the year ended December 31, 2002 due to the settlement of new contracts. Generally, these obligations increase in the second quarter and decrease at year end because capital projects are approved at the beginning of the year and often start in the second quarter. Most projects are completed at year-end, which results in lower obligations at year-end.

Commitments arising from transactions not yet settled concern pending transactions that are open at the balance sheet date, which decreased by EUR 0.2 billion in 2003 and primarily relate to T-Mobile.

The total future payment obligations under non-cancelable operating leases amounted to EUR 11.0 billion over varying terms of up to 25 years. In 2003, new lease agreements have been consummated, primarily for radio towers and real estate.

Other financial obligations primarily concern contingent contractual obligations.

Guarantees and commitments

The following table summarizes liabilities arising from warranty agreements and guarantees as of September 30, 2003:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)

Liabilities arising from warranty agreements	1,219	364	855
Guarantees	55	34	21
Total	1,274	398	876

Toll collection system

In September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the “partners” and collectively, the “consortium”) entered into an agreement with the Federal Republic of Germany (Federal Ministry of Transport) relating to the collection of toll charges for the use of German highways by heavy vehicles, and the creation and operation of a toll system for the collection of highway toll charges for heavy vehicles (the “operating agreement”).  The toll collection system is to be created and operated by the joint venture Toll Collect GmbH (“Toll Collect”). We and DaimlerChrysler Services each hold a 45 percent stake in Toll Collect, with the remaining 10 percent being held by Cofiroute. Toll Collect's total assets, financial liabilities, total liabilities, and shareholders’ equity at September 30, 2003 were EUR 0.7 billion, EUR 0.4 billion, EUR 0.5 billion, and EUR 105 million, respectively. Our involvement with Toll Collect includes our equity interest in Toll Collect that is recognized in the consolidated financial statements using the equity method of accounting, and certain financial guarantees.

We believe our maximum exposure to loss as a result of our interest in Toll Collect could extend beyond the carrying amount of our investment because of other risks associated with the financial guarantees issued for Toll Collect.

Pursuant to the provisions of the operating agreement, we, together with our partners, Daimler Chrysler Services and Cofiroute, on a joint and several basis, guaranteed that Toll Collect will duly perform its duties in line with the operating agreement for the period of one year after the agreed start of operations.

In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect of 20 percent (based on German GAAP) until August 31, 2004, and 15 percent thereafter (“Equity Maintenance Undertaking”) until the operating agreement expires. These funding requirements would be triggered by, among other events, losses incurred by Toll Collect due to penalties for delays in the start of the operation of the toll collection system.

The start of operations initially was scheduled for August 31, 2003, but is delayed. In the event that the toll collection system is not operational by December 1, 2003, the consortium, or Toll Collect (provided it joins as a party to the operating agreement) will become liable for contractual penalties of EUR 250,000 per day until the end of February 2004 and EUR 500,000 per day thereafter. Beside these penalties, further penalties or liability for fault are excluded in the operating agreement.

Further funding requirements could arise during the operational phase, after having obtained the preliminary operating permit, as a result of penalties, payment of compensation for damages, or revenue reductions Toll Collect may be exposed to in the event that certain contractual obligations are violated or the toll collection system does not operate effectively as set forth in the operating agreement. The penalties are limited during the first nine months following the issuance of the preliminary operating permit to an aggregate of EUR 56.25 million, then to EUR 150 million per annum until the issuance of the final operating permit, and thereafter to a EUR 100 million per annum, with these amounts increasing by 3 percent per year of operation.

In case of a culpable violation of contractual duties within the operational phase, the Federal Republic of Germany will not be prevented from claiming – without any limitation – further damages from Toll Collect. If such penalties, revenue reductions, and other events eventually result in an equity ratio of Toll Collect below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to the extent needed to reach these equity levels.

Specific circumstances may entitle the parties to terminate the agreement. For termination to be effective, notice of termination must generally be given at least two months before the termination takes effect. This period may be used to rectify the reasons for termination. Termination of the agreement may have significant consequences for us as financial guarantor of certain obligations of Toll Collect.

Until funds become available through the operating performance of the toll collection system, Toll Collect has and expects to continue to fund its operating needs through bridge loans from banks. The loans are guaranteed by us on a several and independent basis to the extent of our 45 percent interest in Toll Collect. For these guarantees, we receive market equivalent remuneration from Toll Collect. Our guaranteed portion of such indebtedness amounts to approximately EUR 312 million as of October 31, 2003.  Such indebtedness matures on December 30, 2003, at which time Toll Collect must refinance such indebtedness or obtain an extension of its repayment.  Toll Collect is currently negotiating with the lending banks to conclude a project financing arrangement that is expected to refinance existing indebtedness and to provide necessary working capital for the foreseeable future.  No assurance can be given that such negotiations will be successfully concluded prior to the maturity date of the indebtedness, if at all.  In such event, we, and our partners in the consortium, may be required to satisfy our obligations under the financial guarantees.

OTHER INFORMATION

INVESTIGATIONS AND RELATED LEGAL PROCEEDINGS

We are subject to other ongoing litigation, investigations and proceedings, including those described in our annual report on Form 20-F/A, filed with the U.S. Securities and Exchange Commission on June 27, 2003, and our reports on Form 6-K filed with the U.S. Securities and Exchange Commission on June 26, 2003, July 14, 2003 and August 25, 2003.  Additional developments are summarized below.

Investigations

As previously disclosed, the Bonn public prosecutor is investigating whether we impermissibly bore certain costs associated with the June 2000 global offering of our shares held by KfW.  We understand that this investigation has been concluded without action. However, the Bonn public prosecutor is now investigating whether we received or will receive sufficient consideration for or protection against litigation risks to which we became subject through our participation in the preparation and filing of such offering related materials on behalf of KfW.

Legal Proceedings

On August 15, 2003, the Federal Administrative Court ordered the release of all files of the German telecommunications regulator in connection with the application for the approval of the rates for access to the local loop provided from April 1, 1999 to March 31, 2001 to the Cologne Administrative Court and subsequent inspection of the files to our competitors taking part in the proceedings. In part these files include our business and trade secrets disclosed to the German telecommunications regulator. On October 8, 2003, we filed a complaint and applied for a preliminary injunction with the Federal Constitutional Court to block such release of files.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: November 21, 2003